Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
April 22, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b)

Annex A lists all documents published, filed or distributed by Kao since April 1, 2004 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared are set forth in Annex B hereto.

If you have any further questions or requests for additional information, please do not hesitate to contact Vice President, Legal Global at 011-813-3660-7404(telephone) or 011-813-3660-7942 (facsimile).

Very truly yours,

Kao Corporation

By Tadaaki Sugiyama
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

Enclosures: Annex A
Annex B

dw 4/28

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE April 1, 2004

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press release dated April 12, 2004 (Attached hereto as Exhibit A-1)

(2) Press release dated April 21, 2004 (Attached hereto as Exhibit A-2)

(3) Press release dated April 22, 2004 (Attached hereto as Exhibit A-3)

(4) Press release dated April 22, 2004 (Attached hereto as Exhibit A-4)

(5) Press release dated April 22, 2004 (Attached hereto as Exhibit A-5)

(6) Press release dated April 22, 2004 (Attached hereto as Exhibit A-6)

(7) Press release dated April 22, 2004 (Attached hereto as Exhibit A-7)

(8) Presentation Materials at the Analysts Meeting on April 22, 2004

(Attached hereto as Exhibit A-8-1/A-8-2)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Report on the Acquisition of Treasury Shares dated: April 9, 2004

(A brief description in English is set forth in Annex B)

ANNEX B

ENGLISH DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS LISTED IN ANNEX A

(1)Reports on the Acquisition of Treasury Shares

Pursuant to the Securities and Exchange law of Japan, a report on the acquisition of treasury shares must be filed every month after the shareholders' resolution authorizing the purchase of treasury shares or at the time such treasury shares are acquired for the purpose of canceling them. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Kanto Local Finance Bureau and at the main office of Kao for one year.

The report(s) filed since April 1, 2004 include the following information:

i April 9, 2004 – On June 27, 2003, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or 3.3% of its issued shares of common stock, for up to ¥50,000,000,000. As of March 31, 2004, Kao had issued 599,443,701 shares of common stock, and held 51,165,108 of them.

Exhibit A-1

NEWS
FOR IMMEDIATE RELEASE

April 12, 2004

Kao Corporation

Notice of Personnel Changes regarding Chairman of the Board of Directors, President and CEO, Members of the Board and Corporate Auditor

The Board of Directors meeting of Kao Corporation (President and CEO: Takuya Goto, Headquarters: Tokyo, Japan), held on April 12, 2004, has determined the following personnel changes regarding the Chairman of the Board of Directors, the President and CEO, Members of the Board, and Corporate Auditor. These changes will be effective as of June 29, 2004.

1. Newly nominated Chairman of the Board of Directors
   Takuya Goto
   Currently President and CEO, Representative Director

2. Newly nominated President and CEO, Representative Director
   Motoki Ozaki
   Currently Member of the Board and Executive Officer, President – Global Fabric & Home Care

The Chairman of the Board of Directors will not hold either the post of Representative Director nor Executive Officer. Such separation of the supervisory function from the executive function will better serve the Company's corporate governance.

The above resolution of the Board on the nomination of the

Chairman and the President and CEO was passed after review by the Advisory Committee for the Selection of the Chairman and President, which consists of Outside Board Directors and Outside Corporate Auditors, in accordance with the Company's rule.

3. Other changes to Members of the Board and Outside Corporate Auditor

1) Newly nominated Members of the Board

Toshio Takayama
Currently Executive Officer, President – Global Prestige Cosmetics

Norihiko Takagi
Currently Executive Officer, President – International Consumer Products

Takuo Goto
Currently Executive Officer, Vice President – Global Production & Engineering

Hiroshi Kanda
Currently Executive Officer, President – Global Feminine & Baby Care

Toshihide Saito
Currently Corporate Associate Officer, Vice President – Chemical Company

2) Newly nominated Outside Corporate Auditor

Satoshi Itoh
Certified Public Accountant, Professor of Chuo Graduate School of Accounting

3) Members of the Board, retiring on June 29, 2004

Yasuo Idemitsu
Currently Member of the Board and Executive Vice President, Global Production & Engineering

Shozo Tanaka
Currently Member of the Board and Executive Officer, President – Global Personal Care

Kuniaki Watanabe
Currently Member of the Board and Executive Officer, President – Chemical Company

4) Outside Corporate Auditor, retiring on June 29, 2004

Hidejiro Matsuda
Currently Outside Corporate Auditor

The above-mentioned candidates will be appointed, following resolutions to be made at the General Shareholders Meeting and the Board Meeting scheduled to be held on June 29, 2004.

Media inquiries should be directed to:

Public Relations Department
Kao Corporation
Phone: 03-3660-7043
Fax: 03-3660-7044

(From abroad)
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Takuya Goto

Personal Background

Date of Birth:	August 19, 1940
Birth Place:	Tokyo, Japan
Residence:	Tokyo, Japan

Academic Achievements

March	1964	Graduated from Department of Engineering, Chiba University

Work Experience at Kao Corporation

June	2002	President & Chief Executive Officer
June	1997	President
June	1996	Senior Managing Director
June	1991	Managing Director
June	1990	Member of the Board of Directors
May	1990	Director of Chemical Division
May	1987	Plant Manager of Tochigi Plant
November	1979	Plant Manager of Kao Industrial (Thailand) Co., Ltd.
April	1964	Joined Kao Corporation

External Organizations

May	2003	Vice Chairman, Japan Soap and Detergent Association
May	2002	Vice Chairman, Japan Chemical Industry Association

Motoki Ozaki

Personal Background

Date of Birth:	June 6,1949
Birth Place:	Nagasaki, Japan
Residence:	Tokyo, Japan

Academic Achievements

March	1972	Graduated from Department of Administration Engineering, Keio University

Work Experience at Kao Corporation

June	2002	Member of the Board & Executive Officer
April	2002	President, Global Fabric & Home Care
April	2000	President, Global Cosmetics
April	1999	Vice President, Trade Marketing, Kao Hanbai Company, Ltd.
February	1998	Vice President, Sanitary Products Division
February	1996	Vice President, Personal Care Division
April	1972	Joined Kao Soap Co., Ltd. (Kao Corporation)



Takuya Goto
Newly nominated Chairman of the Board of Directors
Kao Corporation



Motoki Ozaki
Newly nominated President and CEO
Representative Director
Kao Corporation

Exhibit A-2

Kao Corporation

Notice Regarding Purchase of the Company's Stock from the Market

April 21, 2004

Kao Corporation (the "Company") hereby makes the following announcement: the Company has purchased the Company's stock from the market pursuant to the provisions of Article 210 of the Commercial Code.

1) Period during which purchases were made:	From April 1, 2004 to April 21, 2004
2) Number of purchased shares:	2,584,000 shares
3) Total cost of purchases:	6,448,745,000 yen
4) Method of purchases:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding the resolution made at the meeting of the Board of Directors held on March 25, 2004:

-Type of shares to be purchased:	Common shares
-Total number of shares to be purchased:	Up to 10,000,000 shares
-Total cost of purchases:	Up to 25,000,000,000 yen
-Period during which purchases will be made:	From April 1, 2004 to June 23, 2004

Total number of purchased shares and total cost of purchases pursuant to the above-noted resolution as of April 21, 2004:

2,584,000 shares
6,448,745,000 yen

2) Information regarding resolution made at the 97th Annual General Meeting of Shareholders held on June 27, 2003:

-Type of shares to be purchased:	Common shares
-Total number of shares to be purchased:	Up to 20,000,000 shares
-Total cost of purchases:	Up to 50,000,000,000 yen

Total number of purchased shares and total cost of purchases after June 27, 2003,the date of the 97th Annual General Meeting of Shareholders:

12,584,000 shares
29,177,885,000 yen

Media inquiries should be directed to:
Public Relations Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-3

News Release

April 22, 2004

Kao Corporation Reports Business Results

Tokyo, April 22, 2004 — Kao Corporation today announced consolidated its consolidated and non-consolidated business results for the fiscal year ended March 31, 2004. The following summary of the business results that Kao submitted to the Tokyo Stock Exchange is unaudited and for reference only.

Consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

	2004	2003	Change	2004
	Yen		%	U.S. Dollars
Net sales	**902,627**	865,247	4.3	**8,540.3**
Operating income	**119,705**	114,914	4.2	**1,132.6**
Ordinary income	**122,651**	117,487	4.4	**1,160.5**
Net income	**65,358**	62,462	4.6	**618.4**
Total assets	**723,891**	720,849	0.4	**6,849.2**
Total shareholders' equity	**427,756**	417,030	2.6	**4,047.3**
Shareholders' equity/total assets	**59.1%**	57.9%	-	**59.1%**
Shareholders' equity per share (Yen/US$)	**782.14**	744.56	5.0	**7.40**
Net income per share (Yen/US$)	**119.06**	108.05	10.2	**1.13**
Net income per share, fully diluted (Yen/US$)	**113.98**	103.69	9.9	**1.08**
			Yen	
Net cash provided by operating activities	**117,928**	134,179	16,251	**1,115.8**
Net cash used in investing activities	**(37,348)**	(77,568)	40,220	**(353.4)**
Net cash used in financing activities	**(49,323)**	(104,186)	54,863	**(466.7)**
Cash and cash equivalents, end of term	**107,151**	75,684	31,467	**1,013.8**

Notes:

1. *Net income per share is computed based on the weighted average number of shares outstanding during the corresponding periods: 547,865,073 shares for 2004 and 576,770,019 shares for 2003*
2. *Number of shares outstanding at the end of the periods: 546,738,323 shares for 2004 and 559,913,333 shares for 2003*
3. *Changes in scope of consolidation: Consolidated subsidiaries (3 additions); Affiliates accounted for by the equity method (1 addition)*
4. *U.S. dollar amounts represent translations using the approximate exchange rate on March 31, 2004, of 105.69 yen=US$1, and are included solely for the convenience of readers.*
5. *Yen amounts are rounded down to the nearest million.*

Forecast of Consolidated Results for the Six Months Ending September 30, 2004 and the Year Ending March 31, 2005

(Millions of yen, millions of U.S. dollars, except per share data)

	Six-months ending September 30, 2004		Year ending March 31, 2005	
	Yen	U.S. Dollars	Yen	U.S. Dollars
Net sales	460,000	4,352.4	935,000	8,846.6
Operating income	-	-	123,000	1,163.8
Ordinary income	59,000	558.2	125,000	1,182.7
Net income	34,000	321.7	72,000	681.2
Net income per share (Yen/US$)	-	-	132.63	1.25

Note: Net income per share is computed based on the estimated weighted average number of shares outstanding during the fiscal year.

Consolidated Segment Information by Industry (Unaudited)

YEAR ENDED MARCH 31	Billions of Yen						
	SALES				OPERATING INCOME		
	2004	2003	% Change	Like-for-like	**2004**	2003	Incr./(Dcr.)
Consumer Products	**670.4**	646.4	3.7	4.4	**92.1**	90.3	1.8
Prestige Cosmetics	**77.6**	75.8	2.4	2.5	**7.4**	5.2	2.1
Chemical Products	**181.6**	170.9	6.3	6.1	**19.9**	18.2	1.7
Corporate/Eliminations	**(27.0)**	(27.9)	-	-	**0.1**	1.0	(0.9)

YEAR ENDED MARCH 31	Millions of U.S. Dollars						
	SALES				OPERATING INCOME		
	2004	2003	% Change	Like-for-like	**2004**	2003	Incr./(Dcr.)
Consumer Products	**6,343.4**	6,116.1	3.7	4.4	**872.3**	854.9	17.4
Prestige Cosmetics	**734.7**	717.5	2.4	2.5	**70.3**	49.9	20.4
Chemical Products	**1,718.4**	1,617.3	6.3	6.1	**188.7**	172.2	16.4
Corporate/Eliminations	**(256.2)**	(264.3)	-	-	**1.3**	10.3	(8.9)

Consolidated Geographic Segment Information (Unaudited)

YEAR ENDED MARCH 31	Billions of Yen						
	SALES				OPERATING INCOME		
	2004	2003	% Change	Like-for-like	**2004**	2003	Incr./(Dcr.)
Japan	**673.6**	654.5	2.9	2.9	**104.8**	98.5	6.3
Asia/Oceania	**101.4**	101.5	(0.1)	5.4	**5.3**	5.3	0.0
North America	**79.9**	75.7	5.4	15.5	**6.7**	7.2	(0.5)
Europe	**84.8**	67.8	25.1	13.4	**2.7**	2.9	(0.1)
Corporate/Eliminations	**(37.2)**	(34.5)	-	-	**0.0**	0.8	(0.8)

YEAR ENDED MARCH 31	Millions of U.S. Dollars						
	SALES				OPERATING INCOME		
	2004	2003	% Change	Like-for-like	**2004**	2003	Incr./(Dcr.)
Japan	**6,373.9**	6,193.5	2.9	2.9	**991.7**	932.0	59.7
Asia/Oceania	**959.9**	960.9	(0.1)	5.4	**50.7**	50.9	(0.2)
North America	**756.0**	717.2	5.4	15.5	**63.7**	68.6	(4.9)
Europe	**803.3**	641.9	25.1	13.4	**25.8**	27.6	(1.8)
Corporate/Eliminations	**(352.8)**	(326.8)	-	-	**0.6**	8.2	(7.6)

Notes:

1. *The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2004, of 105.69 yen=US$1, solely for convenience.*
2. *Like-for-like growth rates exclude the currency translation effect related to translation of local currencies into Japanese yen.*

Non-Consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

	2004	2003	Change	**2004**
		Yen	%	U.S. Dollars
Net sales	**665,914**	661,747	0.6	**6,300.6**
Operating income	**98,379**	94,454	4.2	**930.8**
Ordinary income	**105,410**	98,300	7.2	**997.4**
Net income	**61,041**	49,434	23.5	**577.5**
Total assets	**630,900**	623,731	1.1	**5,969.3**
Total shareholders' equity	**423,762**	411,791	2.9	**4,009.5**
Shareholders' equity/total assets	**67.2%**	66.0%	-	**67.2%**
Shareholders' equity per share (Yen/US$)	**774.86**	734.64	5.5	**7.33**
Net income per share (Yen/US$)	**111.19**	85.42	30.2	**1.05**
Net income per share, fully diluted (Yen/US$)	**106.46**	82.04	29.8	**1.00**

Notes:
1. *Net income per share is computed based on the weighted average number of shares outstanding during the corresponding periods: 547,937,548 shares for 2004 and 577,209,739 shares for 2003*
2. *Number of shares outstanding at the end of the periods: 546,738,323 shares for 2004 and 560,353,053 shares for 2003*
3. *U.S. dollar amounts represent translations using the approximate exchange rate on March 31, 2004, of 105.69 yen=US$1, and are included solely for the convenience of readers.*
4. *Yen amounts are rounded down to the nearest million.*

Forecast of Non-consolidated Results for the Six Months Ending September 30, 2004 and the Year Ending March 31, 2005

(Millions of yen, millions of U.S. dollars, except per share data)

	Six-months ending September 30, 2004		Year ending March 31, 2005	
	Yen	U.S. Dollars	Yen	U.S. Dollars
Net sales	340,000	3,217.0	685,000	6,481.2
Operating income	-	-	101,000	955.6
Ordinary income	52,000	492.0	105,000	993.5
Net income	32,000	302.8	64,000	605.5
Dividend per share (Yen)	19.00	0.18	19.00	0.18
Net income per share	-	-	117.88	1.12

Note: Net income per share is computed based on the estimated weighted average number of shares outstanding during the fiscal year.

Forward-Looking Statements

This release contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of release. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

For further information, please contact:

Katsuya Fujii
Vice President
Investor Relations
Tel: +81-3-3660-7101 / Fax: +81-3-3660-8978
E-mail: ir@kao.co.jp

Management Policies

1. Basic Management Policies

The mission of Kao Corporation is to contribute to the wholehearted satisfaction and enrichment of the lives of customers throughout the world by providing products of excellent value and outstanding performance. Based on this mission, Kao aims to win the highest levels of trust and support from customers with consumer products for cleanliness, beauty and health to help people enrich their lives, and by contributing to industrial development in the chemical products field. Moreover, Kao views consistently augmenting corporate value based on profitable growth and becoming a more competitive and respected company as being closely linked to securing profits for shareholders.

2. Basic Policies Regarding Distribution of Profits

In its dividends to shareholders, Kao seeks to pay per-share dividends of approximately 30% of consolidated net income. The Company's basic policy is to increase per-share profit each year to achieve continuous increases in per-share dividends. Based on this policy, Kao plans to set a year-end dividend for this fiscal year of 16 yen per share, the same as the interim dividend. As a result, cash dividends for the full fiscal year will be 32 yen per share, an increase of two yen compared with the previous fiscal year. Including stock splits implemented in the past, this will be the fourteenth consecutive annual increase in the dividend. In its use of free cash flow, the Company strives to increase future corporate value primarily through capital investment for further expansion of existing core businesses and new business development, and through acquisitions. The Company also uses free cash flow to undertake share repurchases in a flexible manner to increase returns to shareholders, keeping investment efficiency from a long-term perspective uppermost in mind. During the past fiscal year, Kao repurchased 16 million shares of its own stock at a cost of 36.7 billion yen. All of the repurchase plans approved at previous general shareholders' meetings will be completed, including the previously announced plan for the repurchase of up to 10 million additional shares between April 1 and June 23, 2004, at a total acquisition cost of up to 25.0 billion yen.

3. Policy Concerning Number of Shares Constituting One Unit of Stock

Kao is aware of the need for a large number of investors to participate in the trading of its shares and for the sufficient liquidity of its shares, for them to be purchased at appropriate price levels. In terms of liquidity, Kao shares continued to rank highly during the past fiscal year among shares traded on the First Section of the Tokyo Stock Exchange. In addition, the number of shareholders increased by about 20% compared with the previous fiscal year to approximately 48,000, with individual shareholders accounting for most of the increase. The Company will continue to make wide-ranging observations of market trends and demands, and to consider whether or not reducing the number of shares in each lot would be in the best interests of shareholders and cost effective.

4. Management Measure Used as a Target

EVA (Economic Value Added),* which is used to measure true profit by including the cost of invested capital as a factor, is Kao's principal management measure. The Company links continuing growth of EVA to expansion of corporate value, which means long-term profits not only for shareholders, but for all Kao stakeholders as well. Kao views EVA growth as the purpose of its business activities. This measurement is also utilized in determining the direction of long-term management strategies, for assessments of specific businesses, for evaluation of acquisitions and

capital investments, and in developing performance targets for each fiscal year. To build motivation, levels of achievement of targeted year-on-year improvement in EVA are a factor in determining bonuses for directors and employees.

**EVA is a registered trademark of Stern Stewart & Co.*

5. Medium- and Long-Term Management Strategies

By positioning consumer products, prestige cosmetics and chemical products as its core business areas, Kao pursues profitable growth by emphasizing research and development and by making high-quality, innovative products that meet the true needs of consumers and customers. Based on this, Kao aims to be a competitive and respected company.

To be a profitable company that can sustain profitable growth, Kao makes focused investments of management resources in these core businesses. Additionally, Kao will pursue development in new business fields such as health care (functional food), which shares a platform with the Company's core businesses and is expected to become another core business in the future.

Overseas, Kao will seek to expand business in the Asian region, which is a growth market in the consumer products business, with a focus on China in particular. At the same time, Kao will expand the premium beauty care business in North America and Europe. In the chemical products business, Kao will strive to expand business for products such as oleochemicals, surfactants, fragrances and aroma chemicals, and toner and toner binders. To facilitate expansion of overseas business, the Company will work to broaden its research results and product development capabilities, as well as generate synergy with existing businesses, through acquisitions and strategic business alliances. In addition, Kao will continue to review and develop its management structure and business models.

The Company will also continue to aggressively reduce operating costs, take steps to raise work efficiency, and strive to achieve sustained EVA growth. To be a respected company that can generate profitable growth Kao will continue taking measures to improve its quality as a company, including enhancing corporate governance, energizing its human resources, and increasing its social value with a consciousness of its corporate social responsibility.

6. Issues for Management

Kao expects the operating environment to become increasingly difficult and to undergo dramatic changes. Amid such conditions, the Company must, first of all, reinforce the strength of its existing businesses. Particularly for key products in the consumer products business, the Company aims to take advantage of its brand power built over many years to expand its market share through development of products with high added value, as well as strategic, focused investments of management resources. While Kao will develop products with new functions in its existing business areas, the Company will develop and quickly foster new businesses for further growth. In the health care (functional food) business, which has steadily generated new seeds for growth during the last several years, the research and development infrastructure was further enhanced in spring 2004 with the completion of a new research facility. Moreover, with little growth expected in the domestic market, expanding and strengthening overseas business is becoming increasingly important. Kao will therefore strengthen its overseas business by deploying the full capabilities of the Kao Group in its commitment to learning from local markets and customers.

7. Basic Position on Corporate Governance and its Implementation

Kao's basic corporate governance policy is to develop a suitable managerial organization and system, and to take the necessary measures to realize the Company's basic management policies in order to achieve continuous increases in corporate value through profitable growth. The Company considers corporate governance to be one of its most important managerial tasks.

In its previous management framework of directors and corporate auditors, the Company introduced the executive officer system at the General Meeting of Shareholders held in June 2002. In its current management system, the Company has 13 directors (including 2 outside directors), 20 executive officers (including 11 who serve concurrently as directors), and 4 corporate auditors (including 2 outside corporate auditors). At the General Meeting of Shareholders held in June 2003, the Company established a system to promote the separation of supervision and execution by attaching the title of executive officer rather than director to the titles of the president, senior executive vice presidents and executive vice presidents, and by making the chairman the "Chairman of the Board of Directors," rather than an executive officer. The Company has informally approved a proposal to remove the status of representative director from the position of Chairman of the Board of Directors after the General Meeting of Shareholders scheduled to be held on June 29, 2004.

The Company will give ongoing consideration as to whether it should become a "Company with three committees" as defined by the amended Commercial Code, as it believes it is a management issue of great importance. However, the Company has established a "Compensation Advisory Committee" and a "Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President," which perform functions similar to those of the Compensation Committee and the Nomination Committee in a "Company with three committees." In the "Compensation Advisory Committee," the Company's representative directors obtain the opinions of outside directors with respect to the compensation system for the directors and executive officers and its level. The compensation system and its level, including the new management structure after the General Meeting of Shareholders in June 2004, are expected to be quickly examined and evaluated. The "Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President" consists exclusively of all outside directors and all outside corporate auditors. This committee will examine the nominees prior to the election or re-election of the chairman of the board and or the president and will submit its evaluation of the nominees' qualifications to the board of directors. The candidates for Chairman of the Board of Directors and President and CEO that were announced on April 12, 2004, had previously been informally approved by the Board of Directors and examined by the committee.

Issues regarding the Company's compensation system for executives have included introducing a stock option plan, clarifying the performance-linked bonus system based on EVA, and abolishing the provision for retirement allowances for executives.

In addition, the Company has established a "Compliance Committee" for the promotion of ethical corporate conduct and compliance with laws and regulations, and has routinely implemented activities for securing compliance with laws and regulations, fairness, and ethics. The Company has also recently revised the former "Corporate Ethics of Kao Corporation" to "Kao Business Conduct Guidelines" to further promote business conduct based on compliance with laws and regulations and ethics, as of April 2003. All of the Company's executives and all employees in Japan have signed pledges to comply with these guidelines.

The Company's corporate governance structure is shown in the following diagram.



Shareholders Meeting
Independent Auditors
Board of Corporate Auditors
Internal Corporate Auditors
Outside Corporate Auditors
Audit
Board of Directors
Chairman of the Board
Internal Directors
Outside Directors
Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President (Outside Directors / Outside Corporate Auditors)
Compensation Advisory Committee (Representative Directors / Outside Directors)
Outside Lawyers
Supervision
Audit
Corporate Audit Services
Compliance Committee
Consultation on Compliance
Internal Coordinator
External Coordinator
Audit
Management Committee
"Keiei-Kaigi"
Executive Officers
President
Senior Executive Vice President
Executive Vice President
Audit
Audit
Audit
Audit
Accounting & Finance/Risk Management/Legal & Compliance
Other Business Divisions
Affiliates
Audit
Certified Public Accountants
Board of Corporate Auditors
Audit
(Conference by Corporate Auditors of Domestic Group Companies)

One of Kao's two outside directors, Mr. Akishige Okada, is Chairman of the Board of Sumitomo Mitsui Financial Group, Inc. Transactions such as regular banking transactions, loans and guarantees take place between the Company, its affiliates and Sumitomo Mitsui Financial Group affiliates. Our other outside director, Ms. Sachie Tachibana Fukushima, is Representative Director of Korn/Ferry International and its affiliates provide recruiting services to the Company. All of the aforementioned are typical transactions among such companies, and the outside directors have no direct personal interest in the Company.

There are no transactions between outside corporate auditors and the Company. Moreover, the independent auditors that audit the Company's accounts and their employees involved in the auditing process have no direct personal interest in the Company. The independent auditors voluntarily ensure that any of their employees who become involved in our company's audit, will not be involved in the audit for more than a certain period of time. The Company and the independent auditors enter into an audit contract for the Commercial Code audit and the Securities and Exchange Law audit, and the Company pays a fee to them based on the contract.

In addition to the aforementioned "Compliance Committee," the Company has also established the "Corporate Audit Services Department," which is responsible for the Company's internal audit on the appropriateness of daily business operations, and validity and efficiency of management, including the Company's affiliates in Japan and abroad. Besides this, a number of important affiliated companies have voluntarily assigned audits of their accounting to outside accounting firms. Furthermore, corporate auditors of the Company and its related domestic group companies have periodic meetings to exchange information concerning audit practices and procedures. The

Company also seeks counsel and advice as necessary from outside experts such as lawyers with regard to management and business operations for managerial decision-making.

Details of remuneration, etc. to directors, corporate auditors and independent auditors are as follows:

Payment of Remuneration, etc. to Directors and Corporate Auditors

1. Remuneration to directors and corporate auditors

Directors:	328 million yen to 13 directors
Corporate Auditors:	66 million yen to 4 corporate auditors

Note: Upper limits of remuneration:

Directors:	450 million yen per year (not including amounts in item 2)
Corporate Auditors:	85 million yen per year

2. Aggregate amount of salaries, etc., paid to directors concurrently holding the position of employee for services rendered as an employee:

113 million yen (including bonuses)

3. Aggregate amount of directors' bonuses paid as appropriation of retained earnings:

132 million yen to 13 directors

4. Aggregate amount of retirement allowances paid to executives pursuant to resolutions made at shareholders meetings during the fiscal year:

3 million yen to 2 corporate auditors

Note: The Company ceased the practice of maintaining a reserve fund for retirement allowances in July 2001. Accordingly, the retirement allowances above were only for the period from assumption of office until June 30, 2001.

Payment of Remuneration, etc., to Independent Auditors

Remuneration paid to Tohmatsu & Co., the account auditors of the Company

Amount of remuneration for audit certification based on audit contract:

59 million yen

Amount of remuneration for other services: 100 million yen

Remuneration other than audit remuneration is for services such as due diligence, accounting and tax consultation related to business integration and other matters.

Consolidated Business Results and Financial Condition

1. Consolidated Business Results

(1) Summary of Business Results for the Period under Review

In the fiscal year ended March 31, 2004, although positive signs appeared in the Japanese economic environment, such as a rebound in corporate earnings and improvement in economic indicators, household income growth – the backbone of consumer spending – was weak, while the elements necessary to declare a full-scale recovery were lacking and the emergence from deflation was still uncertain.

Consolidated net sales rose by 37.3 billion yen to 902.6 billion yen, a 4.3% increase from the previous fiscal year. Excluding a negative currency translation effect of 4.6 billion yen from overseas sales due to the stronger yen, actual sales growth was 4.9%. Sales in Japan increased by 2.9%. In the consumer products business, which was affected by declining sales prices due to stronger market competition, as well as a long rainy season and cool summer, the Company worked to expand sales through the launch of new high-value-added products and aggressive marketing measures. In the chemical products business, although sales of established products were flat due to the sluggish economy, exports were favorable, as were sales of newly developed products. Overseas sales increased 8.6%, supported by the benefit from acquisitions. The consumer products business acquired in September 2002 in the U.S. and the chemical products business performed well, but sales of existing consumer products in the U.S. and Europe affected by the economic slowdown and sales of consumer products in Asia were weak amid increasing market competition.

Cost of sales increased to 377.7 billion yen from 365.5 billion yen in the previous fiscal year, along with the increase in net sales. As a percentage of net sales, cost of sales decreased 0.5 percentage points to 41.8% despite higher prices for natural oils and fats and other raw materials. Market launches of new high-value-added products and a continuing focus on cost-cutting activities offset higher raw material prices.

Selling, general and administrative (SG&A) expenses increased 5.3%, or 20.4 billion yen, from the previous fiscal year to 405.1 billion yen. The Company aggressively deployed marketing expenses for the launch of new products aimed at business expansion. As a result, advertising and promotional expenses increased by 8.4 billion yen. *John Frieda*, a premium hair care brand in the U.S. that the Company acquired in September 2002, contributed to consolidated business results for the first full fiscal year, and related marketing costs also increased. Reflecting the Company's focus on R&D activities to launch creative, value-added products, research and development expenses were 38.5 billion yen, equivalent to 4.3% of net sales.

Operating income rose by 4.2% from 114.9 billion yen in the previous fiscal year to 119.7 billion yen due to higher net sales and efforts to reduce costs, and exceeded the original projection of 119.0 billion yen. In Japan, operating income rose by 6.3 billion yen to 104.8 billion yen. In particular, operating income in the prestige cosmetics business increased substantially. Overseas, the cost of test marketing for functional cooking oil in the U.S. and decreased profit from weak sales of consumer products in Asia resulted in a 0.7 billion yen decrease in operating income to 14.8 billion yen.

In non-operating income and expenses, net non-operating income of 2.5 billion yen in the previous fiscal year increased to net non-operating income of 2.9 billion yen. The principal reason was that, while investment income decreased 0.7 billion yen, the foreign currency exchange effect improved

by 1.1 billion yen to a 0.3 billion yen gain from a 0.8 billion yen loss in the previous fiscal year. Extraordinary gain and loss totaled a net loss of 5.5 billion yen, compared with a net loss of 4.9 billion yen in the previous fiscal year. Principal factors were a gain of 8.0 billion yen on the return of the proxy portion of pension funds and a loss of 7.1 billion yen on valuation of land in the previous fiscal year, and a gain of 1.5 billion yen on the sale of land due to the restructuring of distribution centers and a loss of 2.7 billion yen on valuation of land in the fiscal year under review.

As a result, ordinary income rose by 5.1 billion yen from the previous fiscal year to 122.6 billion yen, and income before income taxes and minority interests rose by 4.5 billion yen from the previous fiscal year to 117.1 billion yen.

Income taxes increased from 47.6 billion yen in the previous fiscal year to 50.4 billion yen. Although R&D expenses were applied toward decreasing the tax rate in Japan, the tax effect of certain overseas subsidiaries that posted losses could not be recognized. As a result, the tax rate after application of tax-effect accounting increased slightly, from 42.3% in the previous fiscal year to 43.0%.

Net income was 65.3 billion yen, an increase of 4.6% from the previous fiscal year. Net income per share increased 10.2% from the previous fiscal year to 119.06 yen, in part because the Company repurchased 16 million shares of its own stock from the market.

Because the Company achieved its expected profit, it will pay a year-end cash dividend of 16 yen per share, an increase of 1 yen per share, as planned.

EVA increased steadily, as profit rose while the Company controlled increases in capital charges through measures including share buybacks. EVA was 142, against the benchmark of 100 in the fiscal year ended March 31, 2000, when Kao adopted EVA management.

(2) Summary of Results by Business Segment

Sales of consumer products and prestige cosmetics in Japan were firm. In the chemical products business, sales were generally solid, although some products were affected by the sluggish economy. Overseas, Kao expanded sales in each business, due in part to the benefit of acquisitions in the consumer products business in North America and Europe.

Operating income in the consumer products business declined overseas, but increased in Japan. In the prestige cosmetics business, operating income increased steadily. In addition, the chemical products business achieved an increase in income in Japan and overseas, as rising raw material prices were offset by expansion of sales volume and steady growth of newly developed products.

Consumer Products Business

Net sales of consumer products were 670.4 billion yen, an increase of 3.7% over the previous fiscal year. Excluding the effect of currency translation, sales growth in real terms was 4.4%. Sales in Japan increased 2.6% over the previous fiscal year. Overseas, sales also increased despite the effects of currency translation. Total operating income for consumer products increased by 1.8 billion yen to 92.1 billion yen. Although Kao was able to secure profits in Japan, overseas profits decreased due to a slowdown in sales in established businesses and test marketing expenses for functional cooking oil.

1) Japan

Retail sales in the market as a whole remained lower than in the previous fiscal year, due to lower selling prices at stores and the effects of the long rainy season and cool summer. By channel, sales at drugstore chains increased, while sales at large supermarket chains trended downward, and sales at convenience stores and home improvement centers were essentially unchanged. Kao conducted integrated marketing and sales activities for each chain and area, and worked to invigorate the market by introducing new and improved products. In terms of profits, however, although factors such as increased advertising and promotional expenses and lower selling prices reduced profits, higher sales volume of newly launched products and cost-cutting efforts resulted in an increase in profits.

Sales Composition of Consumer Products

	Billions of yen		
YEAR ENDED MARCH 31	**2004**	2003	% change
Personal Care	**171.5**	165.5	3.6
Fabric and Home Care	**241.0**	248.9	(3.2)
Feminine Care, Baby Care and Others	**101.5**	86.2	17.6
Total	**514.1**	500.8	2.6

In the personal care products market, sales volume showed little growth, leading to a further increase in competition and a decline in selling prices at stores.

Under these conditions, Kao focused on enhancing its position in the market. In the shampoo, conditioner and treatment category, Kao launched *Asience*, a new premium brand that brings out the beauty of hair from within, and received enthusiastic support from consumers, particularly young women, increasing sales substantially. As a result, Kao regained the top share of the hair care market. For *Bioré*, which the Company is nurturing into a total skin care brand, newly added products *Bioré Mild-Acid UV Cut* lotion, *Bioré Perfect Oil* makeup remover and *Bioré u* body cleanser were well received by consumers and contributed to sales growth.

As a result, sales of personal care products increased 3.6% over the previous fiscal year.

Principal new products:
Asience shampoo, conditioner and treatment
Bub Milky bath additives – White Rose Scent
Biore u Foam hand soap

The mature fabric and home care products market gradually contracted due to declining prices despite the easing of deflationary conditions, and competition continued to intensify.

Under these conditions, the Company aggressively proposed new products to meet changing consumer lifestyles. In the laundry detergent category, Kao introduced *Attack with Bleach*, an antibacterial product that can remove food stains and other tough dirt. However, a decline in selling prices due to competition and the effects of an unusually cool, rainy summer resulted in a decrease in sales. At the same time, the Company began marketing *Allerclean* home hygiene care products for easy removal of minute dust particles and waste generated by mites, which are hard to eliminate in daily cleaning. This product was well received by consumers and is creating a new market.

As a result, sales of fabric and home care products in Japan decreased 3.2% compared with the previous fiscal year.

Principal new products:
Attack with Bleach laundry detergent
Allerclean home hygiene spray
Toilet Magiclean Power Liquid toilet bowl cleaner

In the area of feminine care and baby care products, the Company worked to raise brand value and improve products in the *Merries* disposable baby diaper category by improving basic product performance. However, selling prices in the market dropped further and competition intensified. Consequently, sales declined substantially compared with the previous fiscal year. Sales of *Relief* adult incontinence products increased as their brand image improved among consumers.

Healthya Green Tea, a tea drink launched at the end of May 2003, received strong support from consumers concerned about body fat, and sold well after its market debut despite the many other health-oriented products on the market, contributing significantly to the increase in sales. Sales of the *Econa Healthy* cooking oil series, which maintains a high share of the market for healthy cooking oil, continued to grow strongly in the gift market.

As a result, sales of feminine care, baby care and other products increased 17.6% compared with the previous fiscal year.

Principal new products:
Laurier Super Guard Powerful Daytime Use sanitary napkins
Econa Dressing Sauce Salad and Seafood
Healthya Green Tea

2) Asia and Oceania

In Asian markets, the increasing concentration of sales at large chain stores has made building strong brands critical. For this reason, Kao focused its management resources on core brands. For *Bioré*, Kao enhanced its line of facial cleansers while working to reorient *Bioré* as a total skin care brand. In the *Laurier* line of sanitary napkins, the Company launched products with distinctive features. However, *Feather* and *Sifoné* hair care products and *Merries* baby diapers struggled in an increasingly competitive market. Sales were essentially unchanged in the ASEAN region, but decreased from the previous fiscal year in greater China, resulting in overall sales of 59.9 billion yen, a 6.6% decrease from the previous fiscal year.

In addition, Kao decided to establish a new plant in the suburbs of Bangkok, Thailand to optimize its production network in Thailand and the ASEAN region. This new plant will begin operations starting in 2005. In China, the sales division of Kao Corporation Shanghai was separated and established as a sales company in spring 2003. This company will enhance Kao's sales capabilities while strengthening cooperation with Kao Transfar (Hangzhou) Co., Ltd.

3) North America and Europe

Conditions remained severe in the markets of North America and Europe because of factors including weak consumer spending at the start of the period. Sales of existing brands were unchanged at The Andrew Jergens Company in the U.S. and KPSS-Kao Professional Salon Services GmbH. However, the *John Frieda* premium hair care business acquired by The Andrew Jergens Company in September 2002 achieved growth significantly higher than initial projections. Guhl Ikebana GmbH, which handles premium hair care products in Germany, launched *ReVité* in fall 2003. This product, which incorporates Kao's hair beautifying technology, was well received by

consumers. As a result, overall sales were 102.0 billion yen, a 16.6% increase from the previous fiscal year.

Prestige Cosmetics Business

The cosmetics market has entered a mild recovery phase from the year-on-year declines up to the previous fiscal year. Under these conditions, sales of prestige cosmetics increased 2.4% compared with the previous fiscal year to 77.6 billion yen. *Grace Sofina,* which uses a superior medicinal effect to help mature skin maintain a glowing, healthy appearance, and *Wrinkle Seraty*, which promotes, smooth, supple skin around the eyes, mouth and the entire face, both performed well. Kao continued to conduct energetic marketing and sales promotion efforts for *est*, a brand sold exclusively at department stores, and maintained healthy sales growth. In addition, Kao expanded its *Raycious* series of oil- and perspiration-resistant foundation cosmetics. Operating income in the prestige cosmetics business increased by 2.1 billion yen compared with the previous fiscal year, due to factors such as Kao's efforts to reduce manufacturing costs and deploy expenses more efficiently.

Principal new products:
Rise UV Cut - Milk, Cream
Wrinkle Seraty essence gel
Raycious Ray Select Powder foundation

Chemical Products Business

In Japan, although the economy showed signs of a recovery toward the end of the fiscal year, the manufacturing industry as a whole displayed little strength and was affected by rising prices for natural fats and oils and petrochemicals. In this environment, Kao worked to expand its business in the core fields of oleochemicals, surfactants and specialty chemicals. In Japan, an industry slowdown continued to affect existing products, but sales of newly developed products grew steadily. Main areas of growth during the fiscal year included the fatty alcohol business, for which the Company expanded production capacity in Malaysia in the previous fiscal year. In Japan, North America and Europe, specialty chemicals performed well, including toner and toner binder products for copiers and printers as well as fragrances and aroma chemicals. As a result, sales totaled 181.6 billion yen, a growth rate of 6.3%, or 6.1% excluding the effect of translation rate changes. Operating income rose 1.7 billion yen from the previous fiscal year to 19.9 billion yen as increased sales volume, cost reductions and more efficient use of expenses offset the increase in depreciation expenses of capital investments and higher raw material costs.

1) Japan

The automobile and IT industries and some material industries such as steel performed well, but production was weak in industries that rely on domestic demand. As a result, the overall low growth rate continued.

Under these conditions, Kao made further efforts to expand sales of products with unique features and newly developed products. In businesses related to specialty chemical products, sales of toner showed solid growth. In particular, the market for color toner expanded significantly. In the industrial materials business, sales of cleaners for the electronic components industry expanded strongly. However, sales of high-performance concrete additives that dramatically strengthen raw concrete were affected by a continued decrease in public investment in the construction sector. Sales of a pigment auxiliary for color inkjet printer ink, which went on the market in 2002, were favorable, reflecting high regard for the product's features. In addition, sales and exports of slurries

for use in polishing hard disks increased substantially as Kao worked to swiftly meet customer needs. As a result, sales increased by 2.9% compared with the previous fiscal year to 104.8 billion yen.

2) Asia

After expanding fatty alcohol production capacity in Malaysia in 2002, Kao worked on a global basis to promote sales, which increased sharply. Sales of high-performance concrete additives rose steadily in China, where massive construction projects are generating brisk demand, as well as in Taiwan and countries elsewhere in Asia. As a result, sales increased by 9.0% compared with the previous fiscal year to 41.8 billion yen.

3) North America and Europe

Sales increased in the business of toners and toner binder products for copiers and printers, as Kao fortified its global business infrastructure in Japan, North America and Europe. In the aroma chemicals business, in which several Kao products hold the top global market share, the Company increased sales by extending its product line with a business acquisition from a European chemical manufacturer in May 2003. As a result, overall sales increased by 10.7% compared with the previous fiscal year to 56.8 billion yen.

The translation rates used to calculate income and expenses for consolidated subsidiaries and other companies outside Japan for the fiscal year were one U.S. dollar to 115.73 yen, one euro to 131.68 yen, and one new Taiwan dollar to 3.36 yen.

2. Forecast for the Fiscal Year Ending March 31, 2005

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2005**	2004	% change	**2005**
Net sales	**935.0**	902.6	3.6	**8,846.6**
Operating income	**123.0**	119.7	2.8	**1,163.8**
Ordinary income	**125.0**	122.6	1.9	**1,182.7**
Net income	**72.0**	65.3	10.2	**681.2**
Net income per share (Yen/US$)	**132.63**	119.06	11.4	**1.25**

Note: U.S. dollar amounts represent translations using the approximate exchange rate on March 31, 2004, of 105.69 yen=US$1, and are included solely for the convenience of readers.

(1) Forecast of Results for the Fiscal Year

In the Japanese economy, corporate revenues are expected to maintain a firm footing for growth, and capital investment is trending toward growth. Moreover, consumer spending has been showing positive signs of an upturn, although the employment situation remains unclear. Overall demand in Kao's industry is expected to show no growth in terms of volume, and continue declining slightly in terms of value. In the U.S. economy, tax cuts and monetary easing are driving growth in consumer spending, but the delay in recovery of employment conditions and the situation in the Middle East are among the destabilizing elements that will cause great uncertainty to persist.

Under these conditions, in the Japanese consumer products business, Kao will strengthen its product development capabilities, the starting point of manufacturing, and will focus its resources on aggressive marketing and sales promotion activities to further strengthen core brands. Through

these measures, Kao will work to stimulate the sluggish market and expand sales. In Asia, Kao will further concentrate its management resources on core categories, particularly in China, where it will build a business model to increase market share and grow strong brands by selling premium brands in selected cities and creating a sales organization that makes effective use of the wholesale channel. In the consumer products market in North America and Europe, Kao will work to launch new products and expand sales of hair care and skin care brands. Furthermore, the Company will promote unified management through The Andrew Jergens Company, which will be renamed Kao Brands Company in August, to generate maximum synergy between the *John Frieda* and *Guhl* brands.

In the prestige cosmetics business, Kao will work to further raise brand value and reinforce its business foundation by introducing distinctive new products. The Company also plans to begin business development in the growing Chinese market.

In the chemical products market, although results are improving in some customer industries, an overall recovery in market conditions is not expected, and sales in existing fields are forecast to remain flat. However, the Company will focus on expanding sales of products with unique features and newly developed products. Overseas, the Company forecasts continued strong performance, owing to higher sales of fatty alcohols, high-performance concrete additives, and specialty chemicals including toners and toner binder products for copiers and printers, as well as contributions from the aroma chemical business in Spain.

As a result of the above, Kao projects that net sales for the fiscal year will increase 3.6%, or 32.3 billion yen, to 935.0 billion yen, and that operating income will rise 2.8% to 123.0 billion yen. Ordinary income is expected to rise 1.9% to 125.0 billion yen, and net income is forecast to increase 10.2% to 72.0 billion yen. The Company anticipates an increase in marketing expenses and a rise in the cost of raw materials for fatty alcohols. Therefore, the Company will make efforts to secure profit by implementing further cost-cutting measures not only in Japan, but also overseas.

Assuming achievement of the projected profit figures, the Company expects to pay cash dividends of 38 yen per share for the fiscal year, an increase of 6 yen over the previous fiscal year.

Kao will work to increase profits and improve capital efficiency to meet market expectations and achieve continuous improvement in EVA.

Companies incur a variety of risks in conducting business. The Kao Group takes reasonable measures to reduce risk by preventing the occurrence of, dispersing and hedging risks. For example, in areas including the occurrence of a major quality-related problem or a large-scale earthquake, or substantial fluctuation in the currency exchange rate, unanticipated situations may arise that exert a significant impact on the Kao Group's business results and financial condition.

(2) Underlying Assumptions of the Forecasts for the Fiscal Year Ending March 31, 2005

The above forecasts were made assuming exchange rates of one U.S. dollar to 110.0 yen, one euro to 130.0 yen, and one New Taiwan dollar to 3.3 yen.

3. Financial Condition

(1) Summarized Consolidated Cash Flows (Unaudited)

Consolidated Financial Condition (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2004**	2003	Incr/(Decr)	**2004**
Total assets	**723.8**	720.8	3.0	**6849.2**
Total shareholders' equity	**427.7**	417.0	10.7	**4,047.3**
Equity ratio (%)	**59.1%**	57.9%	-	**59.1%**
Shareholders' equity per share (Yen/US$)	**782.14**	744.56	37.58	7.40

Summarized Consolidated Cash Flow (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2004**	2003	Incr./(Dcr.)	**2004**
Operating activities	**117.9**	134.1	(16.2)	**1,112.3**
Investing activities	**(37.3)**	(77.5)	40.2	**(349.8)**
Financing activities	**(49.3)**	(104.1)	54.8	**(466.7)**
Translation adjustments	**(2.4)**	(2.6)	0.1	**(23.5)**
Net increase	**28.7**	(50.2)	79.0	**272.2**
Beginning balance of newly consolidated companies	**2.6**	0.9	1.7	**25.5**
Cash and cash equivalents	**107.1**	75.6	31.4	**1,013.8**
Total debt	**49.6**	49.0	0.6	**469.8**

Note: The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 31 2004, of 105.69 yen=US$1, solely for convenience.

Total assets increased 3.0 billion yen compared with the previous fiscal year to 723.8 billion yen. The total of property, plant and equipment and intangible assets decreased by 21.2 billion yen. Factors included capital expenditures during the fiscal year remaining within the scope of depreciation expenses, the sale and disposal of assets in connection with activities including the restructuring of distribution centers, and the amortization of trademarks and goodwill resulting from an acquisition in the previous fiscal year. Moreover, deferred income tax assets decreased by 7.1 billion yen, for reasons including an increase in tax-deductible cash contributions to the employees' pension fund. Cash and cash equivalents, as covered in the discussion of cash flow below, increased by 31.4 billion yen.

Shareholders' equity increased 10.7 billion yen compared with the previous fiscal year to 427.7 billion yen. Although net income increased solidly to 65.3 billion yen, a 28.4 billion yen increase in treasury stock and appropriation of profits to pay cash dividends totaling 17.0 billion yen were factors that limited the increase in shareholders' equity. As a result, shareholders' equity per share increased 37.58 yen compared with the previous fiscal year to 782.14 yen, and the shareholders' equity ratio increased from 57.9% to 59.1%.

Net cash provided by operating activities decreased 16.2 billion yen compared with the previous fiscal year to 117.9 billion yen. The change was mainly due to a negative effect on cash flow of a decrease in liability for retirement benefits as a result of an increase in cash contributions to the employees' pension fund, which had a positive effect in the previous fiscal year. Income before income taxes and minority interests increased by 4.5 billion yen to 117.1 billion yen. Depreciation and amortization was 58.1 billion yen, about the same as the previous fiscal year. Income taxes paid totaled 53.5 billion yen.

Net cash used in investing activities decreased 40.2 billion yen compared with the previous fiscal year to 37.3 billion yen. This decrease was mainly the result of the previous year's acquisition of John Frieda Professional Hair Care, Inc., including its trademarks. The Company also invested in production facilities for new products in Japan and overseas, as well as expansion of R&D and distribution facilities, the installation of a new information system and acquisition of an aroma chemicals and fragrance compound business in Europe. Proceeds from sales of property, plant and equipment due to restructuring of distribution sites and other facilities totaled 4.5 billion yen.

Net cash used in financing activities decreased 54.8 billion yen to 49.3 billion yen. Free cash flow, which equals net cash provided by operating activities minus net cash used in investing activities, was 80.5 billion yen. The Company purchased its own stock in the amount of 37.1 billion yen, following the purchases of the previous fiscal year, and paid cash dividends totaling 18.2 billion yen.

As a result of these activities, the balance of cash and cash equivalents at the end of the fiscal year was 107.1 billion yen, an increase of 31.4 billion yen from the end of the previous fiscal year.

(2) Forecast for the Fiscal Year ending March 31, 2005

In net cash provided by operating activities, income before income taxes and minority interests is expected to increase slightly despite a severe operating environment. Depreciation and amortization is projected to be 57.0 billion yen.

In net cash used in investing activities, capital investment in Japan is projected to remain the same as in the previous fiscal year despite plans to increase production capacity and promote streamlining. The level of investment outside Japan is projected to increase due to full-fledged construction of a new plant in Thailand.

In net cash used in financing activities, the Company plans to use any excess cash flow generated to flexibly repurchase shares of its own stock, taking into account business investment projects and other factors, in order to improve capital efficiency, increase returns to shareholders and allow the execution of timely and flexible capital policy measures. Because net income is projected to increase, the Company plans to raise cash dividends to 38.00 yen per share, which will be the fifteenth consecutive annual increase. Interest-bearing debt is projected to remain the same, totaling approximately 50.0 billion yen at the end of the fiscal year.

As a result of the above, the balance of cash and cash equivalents as of March 31, 2005 is forecast to increase from March 31, 2004, to 110.0 billion yen.

(3) Cash Flow Indices

YEAR ENDED MARCH 31	**2004**	2003	2002	2001	2000
Shareholders' equity/Total assets (%)	**59.1**	57.9	59.5	59.1	63.3
Market capitalization/Total assets (%)	**179.8**	186.0	186.0	245.6	259.7
Interest-bearing debt/Operating cash flow (years)	**0.5**	0.4	0.5	0.6	0.5
Operating cash flow/Interest paid (times)	**91.3**	85.8	72.2	54.7	72.4

Notes:
1. All indices are computed based on consolidated data.
2. Market capitalization equals the stock price at the end of the fiscal year multiplied by the number of shares outstanding at the end of the fiscal year (excluding treasury stock).
3. Operating cash flow is stated in the consolidated statements of cash flows. Interest-bearing debt is all debt included in the consolidated balance sheets on which interest is paid.

Consolidated Balance Sheets

Millions of yen

	FY2003 Mar 31, 2004	Composition %	FY2002 Mar 31, 2003	Composition %	Changes Yen
Assets					
Current assets	**307,254**	**42.4**	**276,012**	**38.3**	**31,242**
Cash and time deposits	72,422		36,245		36,176
Notes and accounts receivable - trade	97,359		94,939		2,420
Short-term investments	36,839		46,298		(9,459)
Inventories	71,891		70,923		967
Deferred income taxes	14,038		14,932		(894)
Other	17,069		15,152		1,916
Tota Allowance for doubtful receivables	(2,366)		(2,480)		114
Fixed assets	**416,537**	**57.6**	**444,702**	**61.7**	**(28,165)**
Tangible assets	259,918	35.9	275,420	38.2	(15,501)
Buildings and structures	92,061		93,559		(1,497)
Machinery, equipment and vehicles	83,469		91,515		(8,046)
Tools, furniture and fixtures	8,440		8,929		(489)
Land	64,177		69,320		(5,143)
Construction in progress	11,770		12,094		(324)
Intangible assets	98,372	13.6	104,115	14.5	(5,742)
Goodwill	31,035		36,636		(5,601)
Trademarks	51,516		58,356		(6,840)
Other	15,821		9,121		6,699
T **Investments and other assets**	58,246	8.1	65,167	9.0	(6,920)
Investment securities	23,523		22,752		770
Long-term loans	715		1,101		(385)
Deferred income taxes	19,976		27,129		(7,153)
Other	14,349		14,595		(246)
Allowance for doubtful receivables	(318)		(412)		94
Deferred assets	**98**	**0.0**	**133**	**0.0**	**(34)**
Total assets	**723,891**	**100.0**	**720,849**	**100.0**	**3,042**
Liabilities					
Current liabilities	**209,849**	**29.0**	**201,880**	**28.0**	**7,969**
Notes and accounts payable - trade	68,400		60,597		7,802
Short-term debt	17,625		13,164		4,461
Current portion of long-term debt	214		275		(60)
Accounts payable - other	21,804		18,025		3,778
Accrued expenses	64,551		61,045		3,505
Accrued income taxes	19,543		28,897		(9,354)
Other	17,710		19,875		(2,164)
Long-term liabilities	**64,095**	**8.8**	**79,370**	**11.0**	**(15,274)**
Convertible bonds	30,468		34,798		(4,330)
Long-term debt	1,343		808		534
Liability for employee retirement benefits	23,157		31,506		(8,348)
Liability for director and corporate auditor retirement benefits	203		207		(3)
Other	8,923		12,050		(3,127)
Total liabilities	**273,945**	**37.8**	**281,250**	**39.0**	**(7,305)**
Minority interests	**22,189**	**3.1**	**22,567**	**3.1**	**(378)**
Common stock	85,424	11.8	85,424	11.9	-
Capital surplus	108,888	15.0	108,888	15.1	-
Retained earnings	399,889	55.2	355,805	49.4	44,084
Unrealized gain on available-for-sale securities	4,318	0.6	1,710	0.2	2,607
Foreign currency translation adjustments	(37,941)	(5.2)	(30,460)	(4.2)	(7,481)
Treasury stock, at cost	(132,822)	(18.3)	(104,338)	(14.5)	(28,483)
Shareholders' equity	**427,756**	**59.1**	**417,030**	**57.9**	**10,726**
Total liabilities, minority interests & shareholders' equity	**723,891**	**100.0**	**720,849**	**100.0**	**3,042**

Consolidated Statements of Income

Millions of yen

	FY2003 Apr '03 - Mar '04	% to net sales	FY2002 Apr '02 - Mar '03	% to net sales	Changes Yen	Changes %
Net sales	**902,627**	**100.0**	**865,247**	**100.0**	**37,380**	**4.3**
Cost of sales	377,776	41.8	365,591	42.3	12,185	3.3
Gross profit	**524,850**	**58.2**	**499,655**	**57.7**	**25,195**	**5.0**
Selling, general and administrative expenses	405,145	44.9	384,740	44.4	20,404	5.3
Operating income	**119,705**	**13.3**	**114,914**	**13.3**	**4,790**	**4.2**
Non-operating income	4,886	0.5	5,597	0.6	(711)	(12.7)
Interest income	790		1,233		(443)	
Dividend income	180		166		13	
Tc Equity in earnings of nonconsolidated subsidiaries and affiliates	494		1,257		(763)	
Foreign currency exchange gain	319		-		319	
Other	3,100		2,939		161	
Non-operating expenses	1,940	0.2	3,025	0.3	(1,085)	(35.9)
Interest expense	1,234		1,591		(357)	
Foreign currency exchange loss	-		800		(800)	
Other	705		632		73	
Ordinary income	**122,651**	**13.6**	**117,487**	**13.6**	**5,164**	**4.4**
Extraordinary profit	**2,554**	**0.3**	**8,993**	**1.0**	**(6,438)**	**(71.6)**
Gain on sales of fixed assets	1,502		502		1,000	
Gain on return of substituted portion of employee pension fund	-		8,065		(8,065)	
Gain on sales of investment securities	803		105		698	
Tc Other	248		319		(71)	
Extraordinary loss	**8,063**	**0.9**	**13,908**	**1.6**	**(5,845)**	**(42.0)**
Loss on sales/disposals of fixed assets	2,977		2,240		736	
Nonrecurring depreciation related to relocation of oversea's plant	1,072		-		1,072	
Loss on impairments of investment securities	0		2,875		(2,875)	
Loss on impairments of land	2,721		7,169		(4,447)	
Other	1,290		1,623		(332)	
Income before income taxes and minority interests	**117,142**	**13.0**	**112,571**	**13.0**	**4,571**	**4.1**
Income taxes - current	44,203	4.9	55,903	6.4	(11,699)	(20.9)
Income taxes - deferred	6,209	0.7	(8,255)	(0.9)	14,465	-
Minority interests in earnings of consolidated subsidiaries	1,369	0.2	2,461	0.3	(1,091)	(44.4)
Net income	**65,358**	**7.2**	**62,462**	**7.2**	**2,896**	**4.6**

Consolidated Statements of Shareholders' Equity

Millions of yen

	FY2003 Apr '03 - Mar '04	FY2002 Apr '02 - Mar '03
Capital surplus		
Balance at beginning of period	108,888	108,879
Increase in capital surplus	-	9
Conversion of convertible bonds	-	9
Balance at end of period	108,888	108,888
Retained earnings		
Retained earnings at the beginning of period	355,805	309,811
Increase in retained earnings	65,358	62,462
Tot Net Income	65,358	62,462
Decrease in retained earnings	21,274	16,468
Cash dividends paid	17,095	16,335
Bonuses paid to directors and corporate auditors	145	128
Loss on disposal of treasury stock	4,027	4
Decrease by newly consolidated companies and affiliates accounted for the equity method	7	-
Balance at end of period	399,889	355,805

Kao Corporation
April 22, 2004

Consolidated Statements of Cash Flows

Millions of yen

	FY2003 Apr '03 - Mar '04	FY2002 Apr '02 - Mar '03
Operating activities:		
Income before income taxes and minority interests	117,142	112,571
Adjustments for:		
Depreciation and amortization	58,165	58,310
Loss on sales or disposals of property, plant and equipment, net	1,474	1,738
Loss on impairments of land	2,721	7,169
Interest and dividend income	(970)	(1,400)
Interest expense	1,234	1,591
Unrealized foreign currency exchange loss	(408)	941
Tot Equity in (earnings) losses of nonconsolidated subsidiaries and affiliates	(494)	(1,257)
Change in trade receivables	(4,404)	11,868
Change in inventories	(1,368)	(1,309)
Change in trade payables	8,894	(8,869)
Change in liability for retirement benefits	(8,301)	8,327
Other, net	(3,100)	(2,618)
Sub-total	170,585	187,061
Interest and cash dividends received	2,134	1,836
Interest paid	(1,291)	(1,563)
Income taxes paid	(53,500)	(53,155)
Net cash provided by operating activities	**117,928**	**134,179**
Total Assets		
Purchase of marketable securities	(3,000)	(10,785)
Proceeds from the redemption of marketable securities	8,330	27,612
Purchase of property, plant and equipment	(39,583)	(43,319)
Proceeds from sales of property, plant and equipment	4,574	1,116
Increase in intangible assets	(8,903)	(46,185)
Purchase of investment securities	(25)	(178)
Redemption and sales of investment securities	3,478	10,318
Payment for purchase of newly consolidated subsidiaries, net of cash acquired	-	(13,509)
Payments for acquisition of business	(1,584)	-
Payments for long-term loans	(1,015)	(966)
Other, net	379	(1,671)
Net cash used in investing activities	**(37,348)**	**(77,568)**
Financing activities:		
Change in short-term debt	4,517	(3,146)
Proceeds form long-term loans	706	82
Repayments of long-term loans	(235)	(1,161)
Repayments of medium-term loans	-	(2,575)
Proceeds from capital contribution from minority shareholders	694	-
Purchase of treasury stock	(37,197)	(80,320)
Payments of cash dividends	(17,091)	(16,341)
Payments of cash dividends to minority shareholders	(1,146)	(723)
Other, net	429	-
Net cash used in financing activities	**(49,323)**	**(104,186)**
Transition adjustments on cash and cash equivalents	**(2,484)**	**(2,656)**
Net decrease in cash and cash equivalents	**28,771**	**(50,232)**
Cash and cash equivalents, beginning of year	**75,684**	**124,921**
Cash and cash equivalents of newly consolidated subsidiaries, beginning of year	**2,695**	**995**
Cash and cash equivalents, end of year	**107,151**	**75,684**

Segment Information by Business

Millions of yen

FY2003
Apr '03 - Mar '04

	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	670,437	77,648	154,541	902,627	-	902,627
Intersegment sales	-	-	27,079	27,079	(27,079)	-
Total	**670,437**	**77,648**	**181,620**	**929,707**	**(27,079)**	**902,627**
Operating expense	**578,242**	**70,222**	**161,679**	**810,144**	**(27,222)**	**782,922**
Operating income	**92,195**	**7,425**	**19,940**	**119,562**	**142**	**119,705**
% to sales	13.8	9.6	11.0	12.9	-	13.3
Total Assets	**450,971**	**27,375**	**153,974**	**632,321**	**91,569**	**723,891**
Depreciation and amortization	**44,800**	**2,519**	**11,264**	**58,584**	**(418)**	**58,165**
Capital expenditure	**33,594**	**3,420**	**14,807**	**51,822**	**-**	**51,822**

FY2002
Apr '02 - Mar '03

	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	646,413	75,832	143,001	865,247	-	865,247
Intersegment sales	-	-	27,934	27,934	(27,934)	-
Total	**646,413**	**75,832**	**170,935**	**893,181**	**(27,934)**	**865,247**
Operating expenses	**556,061**	**70,558**	**152,731**	**779,352**	**(29,019)**	**750,332**
Total Assets	**90,351**	**5,274**	**18,203**	**113,829**	**1,085**	**114,914**
% to sales	14.0	7.0	10.6	12.7	-	13.3
Total Assets	**471,641**	**26,187**	**153,113**	**650,942**	**69,906**	**720,849**
Depreciation and amortization	**45,786**	**2,383**	**10,680**	**58,850**	**(540)**	**58,310**
Capital expenditure	**70,660**	**3,016**	**10,867**	**84,543**	**-**	**84,543**

Segment Information by Geography

Millions of yen

FY2003
Apr '03 - Mar '04

	Japan	Asia/Oceania	North America	Europe	Total	Corporate/ Eliminations	Consolidated
Net sales							
Sales to customers	664,207	83,427	78,877	76,114	902,627	-	902,627
Intersegment sales	9,449	18,023	1,028	8,785	37,286	(37,286)	-
Total	**673,656**	**101,451**	**79,906**	**84,899**	**939,914**	**(37,286)**	**902,627**
Operating expenses	**568,838**	**96,089**	**73,175**	**82,171**	**820,274**	**(37,352)**	**782,922**
Operating income	**104,818**	**5,362**	**6,731**	**2,727**	**119,640**	65	**119,705**
% to sales	15.6	5.3	8.4	3.2	12.7	-	13.3
Total Assets	**432,174**	**80,606**	**61,521**	**77,042**	**651,344**	**72,546**	**723,891**

FY2002
Apr '02 - Mar '03

	Japan	Asia/Oceania	North America	Europe	Total	Corporate/ Eliminations	Consolidated
Net sales							
Sales to customers	645,013	85,241	74,873	60,119	865,247	-	865,247
Intersegment sales	9,581	16,314	923	7,725	34,544	**(34,544)**	-
Total	**654,594**	**101,555**	**75,796**	**67,844**	**899,791**	**(34,544)**	**865,247**
Operating expenses	**556,090**	**96,174**	**68,547**	**64,931**	**785,745**	**(35,412)**	**750,332**
Operating income	**98,503**	**5,380**	**7,249**	**2,912**	**114,046**	**868**	**114,914**
% to sales	15.0	5.3	9.6	4.3	12.7	-	13.3
Total Assets	**455,389**	**80,934**	**71,328**	**70,736**	**678,389**	**42,459**	**720,849**

Sales to Foreign Customers

Millions of yen

FY2003
Apr '03 - Mar '04

	Asia/Oceania	North America	Europe	Total
Total Overseas Sales	89,964	78,225	74,861	243,051
Consolidated Net Sales				902,627
Percentage of Overseas Sales to Consolidated Net Sales	10.0%	8.7%	8.3%	26.9%

FY2002
Total Assets

	Asia/Oceania	North America	Europe	Total
Total Overseas Sales	90,040	74,277	61,224	225,542
Consolidated Net Sales				865,247
Percentage of Overseas Sales to Consolidated Net Sales	10.4%	8.6%	7.1%	26.1%

Sales Composition

Millions of yen

	FY2003 Apr '03 - Mar	FY2002 Apr '02 - Mar	Growth %
Consumer Products			
Personal Care	171,574	165,583	3.6
Fabric and Home Care	241,021	248,978	(3.2)
Feminine Care, Baby Care and Others	101,509	86,298	17.6
Total Japan	514,105	500,860	2.6
Asia and Oceania	59,956	64,172	(6.6)
North America and Europe	102,025	87,531	16.6
Eliminations	(5,649)	(6,150)	(8.1)
Total	**670,437**	**646,413**	**3.7**
Total Assets			
Prestige Cosmetics	**77,648**	**75,832**	**2.4**
Chemical Products			
Japan	104,886	101,909	2.9
Asia	41,846	38,385	9.0
North America and Europe	56,810	51,296	10.7
Eliminations	(21,922)	(20,656)	6.1
Total	**181,620**	**170,935**	**6.3**
Total before Corporate/Eliminations	**929,707**	**893,181**	**4.1**
Corporate/Eliminations	(27,079)	(27,934)	(3.1)
Consolidated Net Sales	**902,627**	**865,247**	**4.3**

Exhibit A-4

Kao Corporation

Notice Regarding Purchase of the Company's Stock

(Stock Purchase Pursuant to the Provisions of Article 210 of the Commercial Code)

April 22, 2004

Kao Corporation (the "Company") hereby makes the following announcement: the Board of Directors, at the meeting of the Board of Directors held on the date hereof, decided that the proposal to purchase the Company's stock pursuant to Article 210 of the Commercial Code be made to the shareholders at the 98th Annual General Meeting of Shareholders to be held on June 29, 2004.

1. Purpose of the Stock Purchase

The Company will purchase its stock after obtaining approval from the shareholders in accordance with Article 210 of the Commercial Code. The purchase of the stock will improve capital efficiency, and increase returns to shareholders. Also, the approval of the shareholders will enable the Company to adopt timely and flexible capital policy measures from time to time in response to changes in the business environment.

Starting from the fiscal year ended on March 31, 2000, the Company has been purchasing its stock on an annual basis, and such purchases have contributed to improving Earnings Per Share and ROE. The Company will continue to carry out stock purchase in a flexible manner, taking into account its cash position, business investment opportunity and other factors.

2. Particulars of the Shares to be Purchased by the Company

(1) Type of shares to be purchased:	Common stock
(2) Total number of shares to be purchased:	Up to 20,000,000 shares (3.7% of total outstanding shares as of March 31, 2004)
(3) Total cost of the purchase:	Up to 50,000,000,000 yen

Note:

Following approval by shareholders at the 98th Annual General Meeting of Shareholders to be held on June 29, 2004, the Company will be authorized to purchase its stock until the time of the completion of the 99th Annual General Meeting of Shareholders.

Reference:

The total number of shares purchased by the Company from June, 1999 when the Company began purchases of its shares to April 21, 2004 is 88,435 thousand shares, 14.2% of the total number of shares outstanding as of March 31, 1999.

This total number of shares includes the following shares purchased by the Company in accordance with resolution made at the 97th Annual General Meeting of Shareholders to be held on June 27, 2003:

12,584,000 shares
29,177,885,000 yen

<Resolution>

- Total number of shares to be purchased: Up to 20,000,000 shares
- Total cost of the purchase: Up to 50,000,000,000 yen

Media inquiries should be directed to:
Public Relations Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-5

Kao Corporation

Notice Regarding Retirement of Treasury Shares

April 22, 2004

Kao Corporation (the "Company") hereby makes the following announcement: the Board of Directors, at the meeting of the Board of Directors held on the date hereof, decided to retire the following treasury shares, pursuant to the provisions of Article 212 of the Commercial Code:

1) Type of shares to be retired:	Common stock
2) The number of shares to be retired:	25,000,000 shares
3) The date of retirement:	April 30, 2004

Reference:

1) The number of shares to be retired pursuant to the resolution is equivalent to 47.4% of the total number of treasury shares(52,705,378 shares) as of March 31, 2004.

2) Total number of outstanding shares after retirement of the treasury shares:
574,443,701 shares

Media inquiries should be directed to:
Public Relations Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-6

Kao Corporation

Notice regarding Stock Options (Stock Acquisition Rights (*Shinkabu-Yoyaku-Ken*))

April 22, 2004

Kao Corporation (the "Company ") hereby makes the following announcement: the Board of Directors, at the meeting of the Board of Directors held on the date hereof, decided that the proposal to issue stock acquisition rights as stock options (the " Stock Acquisition Right(s)") pursuant to Article 280-20 and 280-21 of the Commercial Code be made to the shareholders at the 98th Annual General Meeting of Shareholders to be held on June 29, 2004.

1. Reason for Issuing Stock Acquisition Rights upon Especially Favorable Terms towards Persons other than the Shareholders

   The Company introduces the stock option system for the purpose of having the directors and employees of the Company and its affiliates share interests with the shareholders to increase the value of the Company.

2. Summary of the Issuance of Stock Acquisition Rights

   (1) Type / Number of Shares under Stock Acquisition Rights:

   Up to 1,200,000 shares of common stock of the Company.

   In case of adjustment of the Allotted Number of Shares (defined as below) in accordance with item (2) below, the number of shares under the Stock Acquisition Rights above shall be adjusted to be equal to the product of (i) the Allotted Number of Shares after the relevant adjustment and (ii) the aggregate number of Stock Acquisition Rights.

   (2) Aggregate Number of Stock Acquisition Rights to be Issued:

   Up to 1,200 Stock Acquisition Rights.

   The number of shares per a Stock Acquisition Right (the "Allotted Number of Shares") shall be 1,000 shares; provided, however, in the event that the shares are split or consolidated, the Allotted Number of Shares shall be adjusted proportionately in accordance with the ratio of the split or consolidation of shares.

   (3) Issue Price of Stock Acquisition Rights:

   The Stock Acquisition Rights shall be issued without receipt of consideration.

   (4) The Amount to be Paid upon Exercise of Stock Acquisition Rights:

   The amount to be paid upon exercise of each Stock Acquisition Right shall be the amount which is equal to the product of (i) the paid-in value per share to be issued or transferred through the exercise of each Stock Acquisition Right (the "Exercise Price") and (ii) the Allotted Number of Shares.

The Exercise Price shall be the price which is equal to the product of (i) 1.05 and (ii) the average of the daily closing prices (including bid/offer indications) of common stock of the Company in the regular transactions at the Tokyo Stock Exchange for thirty (30) consecutive trading days (excluding the days on which no transactions are made) commencing on forty-fifth (45th) trading day prior to the next day of the issue date of the Stock Acquisition Rights (the "Issue Date"). Any fraction less than one (1) yen resulting from such calculation shall be rounded up to the nearest yen. In the event that the amount resulting from the calculation above is less than the closing price of common stock of the Company at the Tokyo Stock Exchange as of the Issue Date, the relevant closing price shall be the Exercise Price.

With respect to common stock of the Company, in case of issuance of new shares or disposition of shares of the Company's common stock at a price to be paid below the market price, the Exercise Price shall be adjusted in accordance with the following formula and any fraction less than one (1) yen resulting from such adjustment shall be rounded up to the nearest yen; provided, however, the Exercise Price shall not be adjusted, in case of exercise of stock acquisition rights, assignment of the shares of Company's common stock purchased from the market by the Company in accordance with the resolution of the 95th Annual General Meeting of Shareholders to the holders of the stock options and conversion of the convertible bonds previously issued or transfer of treasury shares where such transfer is made upon demand of a shareholder that the Company sell to the shareholder shares of less than one unit share (currently 1,000 shares).

$$\text{Adjusted Exercise Price} = \text{Exercise Price before Adjustment} \times \frac{\text{Number of Previously Issued Shares} + \dfrac{\text{Number of Newly Issued Shares} \times \text{Paid-in Value Per Share}}{\text{Market Price}}}{\text{Number of Previously Issued Shares} + \text{Number of Newly Issued Shares}}$$

In the formula above, the Number of Previously Issued Shares shall mean the number of shares of Company's common stock issued and outstanding less the number of shares of Company's common stock held by the Company. In case of disposition of the shares of Company's common stock held by the Company, the Number of Newly Issued Shares shall be read as the Number of the Shares to be Disposed.

Furthermore, in case of split or consolidation of shares, the Exercise Price shall be adjusted proportionately in accordance with the ratio of the split or consolidation, and any fraction less than one (1) yen resulting from such adjustment shall be rounded up to the nearest yen.

(5) Exercise Period of Stock Acquisition Rights:

From July 1, 2006 to June 30, 2011.

(6) Other Conditions for Exercise of Stock Acquisition Rights:

Each Stock Acquisition Right can not be partly exercised.

(7) Events and Conditions for Cancellation of Stock Acquisition Rights:

The Company may, at any time, cancel the Stock Acquisition Rights without any compensation when the Company has acquired the unexercised Stock Acquisition Rights.

(8) Restriction of Assignment of Stock Acquisition Rights:

Approval of the Board of Directors shall be required for assignment of the Stock Acquisition Rights.

3. Summary of Allotment of Stock Acquisition Rights

Upon allotment of the Stock Acquisition Rights, the Agreement Concerning Allotment of the Stock Acquisition Rights consisting of the conditions which the Board of Directors deems reasonable to the extent of the purpose of the issuance of the Stock Acquisition Rights shall be executed between the Company and the person to whom the Stock Acquisition Rights will be allotted.

*Upon shareholders' approval of the resolution at the 98th Annual General Meeting of Shareholders to be held on June 29, 2004, the details of issuance and allotment of the Stock Acquisition Rights shall be determined by a resolution of the Board of Directors to be held after such meeting of shareholders.

Media inquiries should be directed to:
Public Relations Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-7

Kao Corporation

Notice regarding share-for-share exchange to make Kao Hanbai Company, Ltd. a wholly-owned subsidiary of Kao Corporation

April 22, 2004

Kao Corporation ("Kao") hereby makes the following announcement: the Board of Directors, at the meeting of the Board of Directors held on the date hereof, decided that Kao Hanbai Company, Ltd. ("Kao Hanbai") will become a wholly-owned subsidiary of Kao, by way of share-for-share exchange. The transaction will become effective on July 2, 2004.

1. Objective

Kao Hanbai is a company distributing consumer products manufactured by Kao and its affiliates to retailers etc. in Japan. Kao and Kao Hanbai have been promoting the integration of the manufacturing function of Kao and the sales function of Kao Hanbai. To further promote this integration, Kao Hanbai will become a wholly-owned subsidiary of Kao through share-for-share exchange. This will enable prompt decision-making, strengthen management policies and strategies and ensure optimum use of management resources and prompt and flexible approaches to changes in the distribution environment.

2. Conditions for share-for-share exchange and other matters

(1) Schedule

April 22, 2004	Approval of Share-for-share Exchange Agreement at the meeting of the Board of Directors of Kao
April 22, 2004	Execution of Share-for-share Exchange Agreement by Kao and Kao Hanbai
May 31, 2004 (Scheduled)	Submission for approval of Share-for-share Exchange Agreement at the General Meeting of Shareholders of Kao Hanbai
July 2, 2004 (Scheduled)	Effective date of share-for-share exchange

* In accordance with Article 358, Paragraph 1 of the Commercial Code of Japan, Kao does not intend to submit the Share-for-share Exchange Agreement to the General Meeting of Shareholders of Kao.

(2) Share-for-share exchange ratio

	Kao Corporation (sole parent company)	Kao Hanbai Company, Ltd. (wholly-owned subsidiary)
Share-for-share exchange ratio	1	3.65

(Note)

1. Share allocation ratio
   3.65 Kao shares will be allocated in exchange for one Kao Hanbai share.

2. Calculation of the share-for-share exchange ratio
   Global Management Directions Ltd. (GMD), a member firm of KPMG International, calculated an appropriate range for the share-for-share exchange ratio. Based on the results of GMD's calculation, Kao and Kao Hanbai negotiated and agreed upon the above share-for-share exchange ratio.

   This share-for-share exchange ratio, however, is subject to change by mutual consultation between Kao and Kao Hanbai in the event of any significant change in the values that were used for the calculation of the share-for-share exchange ratio.

3. Basis for calculation of the share-for-share exchange ratio by a third party (GMD)
   In calculating the range for the share-for-share exchange ratio, GMD analyzed the index value of each company, using: (a) share market price analysis for Kao; and (b) adjusted net asset value analysis, discounted cash flow analysis, and comparable company analysis for Kao Hanbai. These results and other relevant matters were taken into account in GMD's calculation.

4. Number of shares to be newly issued in share-for-share exchange
   No new shares will be issued. Instead, Kao's treasury shares (common stock; 5,736,128 shares) will be transferred. No treasury shares will be exchanged for Kao Hanbai shares owned by Kao.

(3) Share-for-share exchange subsidy (Kabushiki Kofukin)
No share-for-share exchange subsidy will be provided.

3. Summary of Kao and Kao Hanbai

(1) Name	Kao Corporation (sole parent company)		Kao Hanbai Company, Ltd. (wholly-owned subsidiary)
(2) Lines of business	Manufacture and sale of consumer products, such as soap, shampoo, detergent; cosmetics (Sofina products), and industrial chemical products		Wholesale sale and promotion of consumer products manufactured and sold by Kao and its affiliates
(3) Date of incorporation	May 21, 1940		December 25, 1971
(4) Registered head office	14-10, Nihonbashi Kayabacho 1-chome Chuo-ku, Tokyo Japan		17-19, Chuo 4-chome Edogawa-ku, Tokyo Japan
(5) President	Takuya Goto President & CEO		Takahiko Kagawa President
(6) Amount of capital	85,424 million yen		1,729 million yen
(7) Total number of shares outstanding	599,443,701 shares		3,396,086 shares
(8) Shareholders' equity	423,762 million yen		27,562 million yen
(9) Total assets	630,900 million yen		78,452 million yen
(10) Fiscal year-end	March 31		March 31
(11) Number of employees	5,724		3,177
(12) Major customers and suppliers	- Kao Hanbai Company, Ltd. - Kao Cosmetics Sales Company, Ltd. - Yoshino Kogyosho Co., Ltd. - Toyo Seikan Kaisha, Ltd.		- Kao Corporation - Retailers of consumer products and homecare products in Japan
(13) Major shareholders and shareholding ratios	- Japan Trustee Services Bank, Ltd.: 6.39% - The Master Trust Bank of Japan, Ltd.: 4.60%		- Kao Corporation: 53.72% - Kao Hanbai Company, Ltd. Employees Stock Ownership Plan: 5.02%
(14) Main banks	- Mizuho Corporate Bank, Ltd. - Sumitomo Mitsui Banking Corporation		- Sumitomo Mitsui Banking Corporation - Mizuho Corporate Bank, Ltd.
(15) Material relationships between the two companies	Capital	Kao holds 53.72 % of Kao Hanbai shares.	
	Personnel	- President and Representative Director of Kao Hanbai is the Representative Director of Kao; - Four directors and one statutory auditor of Kao Hanbai are Kao employees; - 343 Kao employees are seconded to Kao Hanbai.	
	Trade	Kao Hanbai is the main distributor of consumer products manufactured by Kao and its affiliates	

(16) Business results of Kao and Kao Hanbai for the past three years

	Kao Corporation (sole parent company)			Kao Hanbai (wholly-owned subsidiary)		
Fiscal year (year end: March 31)	2002	2003	2004	2002	2003	2004
Net sales (millions of yen)	654,184	661,747	665,914	475,684	481,956	500,949
Operating income (millions of yen)	92,414	94,454	98,379	844	2,165	3,975
Ordinary income (millions of yen)	98,518	98,300	105,410	1,034	2,461	4,165
Net income (millions of yen)	55,511	49,434	61,041	700	1,875	2,779
Net income per share (yen)	92.25	85.42	111.19	207.44	551.56	815.89
Cash dividends per share (yen)	26.00	30.00	32.00	75.00	75.00	100.00
Shareholders' equity per share (yen)	778.55	734.64	774.86	7,197.91	7,626.56	8,113.44

(Note) The amounts of the cash dividends for the fiscal year 2004 (ended March 31, 2004) are proposals.

4. **Status of Kao and Kao Hanbai after share-for-share exchange**

(1) Corporate name, lines of business, registered head office, and president

There will be no changes in the corporate names, lines of business, and registered head offices of Kao and Kao Hanbai, or the President of Kao Hanbai shown in the above "Summary of Kao and Kao Hanbai". The President of Kao, however, will be replaced. Motoki Ozaki will assume the position as President & CEO, and Representative Director of Kao on June 29, 2004.

(2) Amount of capital

There will be no capital increase as a result of the share-for-share exchange.

(3) Impact on business results

As Kao Hanbai is a consolidated subsidiary of Kao, no major impact on Kao's consolidated operating performance is expected. The minority interests in earnings of Kao Hanbai, however, will be reflected in the increase of Kao's net income.

The consolidated business forecast for fiscal year 2005 (ending March 31, 2005) set forth in the "Kao Corporation Business Results for the fiscal year ended March 31, 2004", announced today, takes into account the effects of the share-for-share exchange.

-end-

Media inquiries should be directed to:
Public Relations Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-8-1

Annual Financial Review

From April 1, 2003 to March 31, 2004

Kao Corporation

April 22, 2004

These are the translation of materials used for the analysts meeting of April 22, 2004 in Japan.

The presentation material in PDF format is available on our website:
http://www.kao.co.jp/e/ir_e/analystmtg/index.html

These presentation materials contain forward-looking statements that are based on management's estimates, assumptions and projections as of April 22, 2004. Certain factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

(The yen amounts in this presentation material are rounded down.)

1. Business Environment

April 1, 2003 – March 31, 2004

Household Expenditure Survey



(%)
by Ministry of Public Management, Home Affairs, Posts and Telecommunications
10
5
0
-5
-10
All household
FY2003
FY99
FY00
FY01
FY02
4/03
5/03
6/03
7/03
8/03
9/03
10/03
11/03
12/03
1/04
2/04

(Percent change from a year earlier)

Average Consumer Purchase Price

Major Toiletry 15 Categories (All manufactures)



Index
105
100
95
90
85
80
100
100
98
98
97
96
94
2H/FY00
1H/FY01
2H/FY01
1H/FY02
2H/FY02
1H/FY03
2H/FY03

(Data Source: Kao)

Kao

2. Consolidated Business Results

April 1, 2003 – March 31, 2004

Kao

FY2003 Results (Consolidated)

Billion yen	FY2001	FY2002	FY2003	Growth	Changes
Sales	839.0	865.2	902.6	4.3%	+37.3
Operating Income	111.7	114.9	119.7	4.2%	+4.7
Operating Margin	*13.3%*	*13.3%*	*13.3%*		
Ordinary Income	113.5	117.4	122.6	4.4%	+5.1
Net Income	60.2	62.4	65.3	4.6%	+2.8
EBITDA	170.2	173.2	177.8	2.7%	+4.6
ROE	13.1%	14.2%	15.5%		
EPS (yen)	100.43	108.05	119.06	10.2%	+11.01

Kao

Consolidated Sales [1]

	FY2002		FY2003		
	Billion yen	% Growth	Billion yen	% Growth	% Like-for-like
Personal Care	165.5	-0.8	171.5	3.6	3.6
Fabric and Home Care	248.9	0.9	241.0	-3.2	-3.2
Baby Care, Feminine Care and Others	86.2	4.9	101.5	17.6	17.6
Japan Total	500.8	1.0	**514.1**	2.6	2.6
Asia & Oceania	64.1	8.0	59.9	-6.6	-2.7
North America & Europe	87.5	14.9	102.0	16.6	19.2
Elimination	-6.1		-5.6		
Consumer Products	646.4	3.3	**670.4**	3.7	4.4
Prestige Cosmetics	75.8	2.2	**77.6**	2.4	2.5

*Like-for-like: excludes currency translation impact

Kao

Consolidated Sales [2]

	FY2002		FY2003		
	Billion yen	% Growth	Billion yen	% Growth	% Like-for-like
Japan	101.9	3.5	104.8	2.9	2.9
Asia	38.3	9.2	41.8	9.0	17.0
North America & Europe	51.2	9.5	56.8	10.7	6.8
Elimination	-20.6		-21.9		
Chemical Products	170.9	5.0	**181.6**	6.3	6.1
Elimination	-27.9		-27.0		
Consolidated Sales	**865.2**	**3.1**	**902.6**	**4.3**	**4.9**

*Like-for-like: excludes currency translation impact

Kao

Consolidated Income Statements

	FY2002		FY2003		Changes*
	Billion yen	%	Billion yen	%	Billion yen
Sales	865.2	100.0	902.6	100.0	37.3
Cost of Sales	365.5	42.3	377.7	41.8	12.1
Gross Profit	499.6	57.7	524.8	58.2	25.1
SG&A Expenses	384.7	44.4	405.1	44.9	20.4
Operating Income	114.9	13.3	119.7	13.3	4.7
Non-operating Income/Expenses	2.5	0.3	2.9	0.3	0.3
Ordinary Income	117.4	13.6	122.6	13.6	5.1
Extraordinary Income & Loss	-4.9	-0.6	-5.5	-0.6	-0.5
Income Before Taxes	112.5	13.0	117.1	13.0	4.5
Income Taxes	47.6	5.5	50.4	5.6	2.7
Equity Items & Others (Minus)	2.4	0.3	1.3	0.2	-1.0
Net Income	62.4	7.2	65.3	7.2	2.8

* Changes = FY2003 – FY2002

Kao

Consolidated Cost of Sales and SG&A to Sales



%
55
Cost of Sales
SG&A
50
45
40
35
30
%
40
Operating Margin
30
20
10
0
Cost of Sales ratio
(left scale)
50.0
SG&A ratio
(left scale)
41.9
43.6
44.4
44.9
43.1
42.3
41.8
13.3
13.3
13.3
8.0
Operating Margin
(right scale)
FY95
96
97
98
99
00
01
02
03

*Business tax has been adjusted prior to FY97

Breakdown of Consolidated Expenses

(Billion yen)

	FY02	FY03	Changes*
Total SG&A Expenses	384.7	405.1	20.4
Freights/Warehouse	45.3	46.9	1.5
Advertising	74.2	82.7	8.4
Sales Promotion	37.7	34.0	-3.7
Salaries and Wages	71.2	71.1	-0.1
R&D	37.7	38.5	0.7

* Changes = FY2003 – FY2002

Major factors of an increase in SG&A expenses (20.4 billion yen)

- Impact of acquisition/consolidation of John Frieda — Approximately 10 billion yen
- Increase in advertising and sales promotion in Japan — Approximately 6 billion yen

Sales and Operating Income by Business

Billion yen	Net Sales FY2002	Net Sales FY2003	Net Sales Changes	Operating Income FY2002	Operating Income FY2003	Operating Income Changes
Consumer Products	646.4	670.4	24.0	90.3	92.1	1.8 ↗
			3.7%	% to Sales 14.0%	13.8%	
Prestige Cosmetics	75.8	77.6	1.8	5.2	7.4	2.1 ↗
			2.4%	% to Sales 7.0%	9.6%	
Chemical Products	170.9	181.6	10.6	18.2	19.9	1.7 ↗
			6.3%	% to Sales 10.6%	11.0%	

*Before elimination of intersegment transfers

Kao

Sales and Operating Income by Geography

Billion yen	Net Sales FY2002	Net Sales FY2003	Net Sales Changes	Operating Income FY2002	Operating Income FY2003	Operating Income Changes
Japan	654.5	673.6	19.0	98.5	104.8	6.3 ↗
			2.9%	% to Sales 15.0%	15.6%	
Asia & Oceania	101.5	101.4	-0.1	5.3	5.3	0.0 ⇨
			-0.1%	% to Sales 5.3%	5.3%	
North America	75.7	79.9	4.1	8.8	8.4	-0.4 ⇨
			5.4%	% to Sales 11.7%	10.6%	
				After amortization of goodwill 7.2	6.7	-0.5
				% to Sales 9.6%	8.4%	
Europe	67.8	84.8	17.0	5.1	5.2	0.0 ⇨
			25.1%	% to Sales 7.6%	6.1%	
				After amortization of goodwill 2.9	2.7	-0.1
				% to Sales 4.3%	3.2%	

*Before elimination of intersegment transfers

Kao

Consolidated Operating Income

FY2002 114.9 → FY2003 119.7 Billion yen

Change +4.7 Billion yen +4.2%

Japan	6.3
Asia & Oceania	0.0
North America	-0.5
Europe	-0.1
Total	4.7

Consumer Products	1.8
Prestige Cosmetics	2.1
Chemical Products	1.7
Total	4.7

*The figures of each segment are before elimination.

Kao

Consumer Products


Asia and Oceania
Sales (Billion yen)
Operating Income (Billion yen)
Net Sales
Operating Income
100
80
60
40
20
0
10
8
6
4
2
0
FY2001
FY2002
FY2003
North America & Europe
Before Amortization of Goodwill

Chemical Products

Asia

North America & Europe


100
80
60
40
20
0
10
8
6
4
2
0
FY2001
FY2002
FY2003

Kao

Consolidated Ordinary Income

FY2002		FY2003
117.4	→	122.6 Billion yen

Change +5.1 Billion yen +4.4%

1. Operating income	4.7
2. Equity earnings	-0.7
3. Forex gains/losses	1.1
4. Other non-operating items	0.0
Total	5.1

Kao

Consolidated Balance Sheets

(Billion yen)

	Mar/04	Mar/03	Changes		Mar/04	Mar/03	Changes
Current Asset	307.2	276.0	31.2	Current Liabilities	209.8	201.8	7.9
Cash and Bank Deposits	72.4	36.2	36.1	Notes and Accounts Payable	68.4	60.5	7.8
Notes and Accounts Receivable	97.3	94.9	2.4	Short-term Debt (incl. Current Portion of Long-term Debt)	17.8	13.4	4.4
Short-term Investments	36.8	46.2	-9.4	Other Accounts Payable	21.8	18.0	3.7
Inventories	71.8	70.9	0.9	Accrued Expenses	64.5	61.0	3.5
Others	28.7	27.6	1.1	Others	37.2	48.7	-11.5
Fixed Assets	416.5	444.7	-28.1	Long-term Liabilities	64.0	79.3	-15.2
Tangible Assets	259.9	275.4	-15.5	Long-term Debt	31.8	35.6	-3.7
Intangible Assets	98.3	104.1	-5.7	Others	32.2	43.7	-11.4
Investments	58.2	65.1	-6.9	Total Liabilities	273.9	281.2	-7.3
Deferred Assets	0.0	0.1	0.0	Minority Interests	22.1	22.5	-0.3
				Shareholders' Equity	427.7	417.0	10.7
				Common Stock	85.4	85.4	-
				Capital Surplus	108.8	108.8	-
				Retained earnings	399.8	355.8	44.0
				Unrealized Gain on Available-for-sale Securities	4.3	1.7	2.6
				Foreign Currency Translation Adjustments	-37.9	-30.4	-7.4
				Treasury Stock	-132.8	-104.3	-28.4
Total Assets	723.8	720.8	3.0	Total Liabilities, Minority Interests & Shareholders' Equity	723.8	720.8	3.0

Kao

Statements of Cash Flows

(Billion yen)

	FY2001	FY2002	FY2003	Changes
Operating Activities	130.9	134.1	117.9	-16.2
Investing Activities	-77.6	-77.5	-37.3	40.2
Financing Activities	-86.2	-104.1	-49.3	54.8
Translation Adjustment	3.4	-2.6	-2.4	0.1
Net Increase	-29.5	-50.2	28.7	79.0
Beginning balance of newly consolidated companies	0.9	0.9	2.6	1.7
Cash and Cash Equivalents	124.9	75.6	107.1	31.4
Total Debt	55.9	49.0	49.6	0.6

<Investing Activities>
Acquisition of fragrance and specialties business
Capital expenditure: New products, capacity increases, a new R&D building, expansion of distribution facilities and development of information system

<Financing Activities>
Share repurchase: 37.1 billion yen

Kao

Share Repurchase


(Million Shares)
Aggregate to March 2004
85.0 MM shares
228.7 Billion yen
35
30
25
20
15
10
5
0
Treasury stock
Share redemption
19.9
8.5
11.4
29.1
16.0
10.0
10.0
FY1999
FY2000
FY2001
FY2002
FY2003

Billion yen	29.5	28.6	56.7	77.1	36.7

* Share repurchase from the market

Kao

3. Forecast for FY 2004

Kao

Consolidated Sales and Profit Forecast

	FY2002		FY2003		* FY2004(F)	
	Billion yen	% Growth	Billion yen	% Growth	Billion yen	% Growth
Sales	865.2	3.1	902.6	4.3	**935.0**	3.6
Operating Income	114.9	2.9	119.7	4.2	**123.0**	2.8
[% to Sales]	[13.3]		[13.3]		[13.2]	
Ordinary Income	117.4	3.4	122.6	4.4	**125.0**	1.9
[% to Sales]	[13.6]		[13.6]		[13.4]	
Net Income	62.4	3.6	65.3	4.6	**72.0**	10.2
[% to Sales]	[7.2]		[7.2]		[7.7]	
Net Income per Share (yen)	108.05	7.6	119.06	10.2	**132.63	11.4
ROE	14.2%		15.5%		**16.1%**	
EBITDA (Operating Income + Depr. & Amort.)	173.2	1.8	177.8	2.7	180.0	1.2
Dividend per Share (yen)	30.0		32.0		38.0	

* Exchange rate assumptions: 110 yen/USD, 130 yen/Euro, 3.3 yen/ New Taiwan dollar
** The calculation is made based on the estimated number of average shares outstanding during the fiscal year.

Kao

Sales Outlook by Segment – FY2004

<Billion yen>

Consolidated Net Sales 935.0 +3.6%

By Geography

Japan	693.0	+2.9%
Asia & Oceania	103.0	+1.5%
North America	84.0	+5.1%
Europe	90.0	+6.0%

By Business

Consumer Products	697.0	+4.0%
Prestige Cosmetics	79.0	+1.7%
Chemical Products	187.0	+3.0%

Kao

Sales Outlook – FY2004
- Consumer Products in Japan -

<Billion yen>

	1st Half			Full Year		
	FY2003 Actual	FY2004 Forecast	% Growth	FY2003 Actual	FY2004 Forecast	% Growth
Personal Care	84.7	85.0	+0.3%	171.5	173.0	+0.8%
Fabric and Home Care	122.4	123.0	+0.5%	241.0	242.0	+0.4%
Baby Care, Feminine Care and Others	46.8	58.0	+23.9%	101.5	118.0	+16.2%
Total	254.0	266.0	+4.7%	514.1	533.0	+3.7%

Kao

Consolidated Sales/Operating Margin

[Full Year]



Sales
Billion yen
Operating Income
Billion yen
Operating Margin
Net Sales
Operating Income
1,000
800
600
400
200
0
160
140
120
100
80
60
40
20
0
846.9
821.6
839.0
865.2
902.6
935.0
99.1
107.0
111.7
114.9
119.7
123.0
11.7%
13.0%
13.3%
13.3%
13.3%
13.2%
FY99
00
01
02
03
04(F)

EBITDA



Billion yen
Operating Income
Depr. & Amort.
166.4
165.9
170.2
173.2
177.8
180.0
67.2
58.8
58.4
58.3
58.1
57.0
99.1
107.0
111.7
114.9
119.7
123.0
150
100
50
0
FY99
00
01
02
03
04(F)

ROE & ROA



(%)
20
15
10
5
0
ROE
ROA
8.7
11.7
13.1
14.6
14.6
15.7
17.0
17.0
6.1
7.9
11.3
12.7
13.1
14.2
15.5
16.1
FY97
98
99
00
01
02
03
04(F)

ROA: Ordinary Income / Total assets
Ordinary Income: Enterprise tax has been adjusted in FY97

Kao

Net Income per Share (Consolidated)



Net Income (Billion yen)
Net Income per Share (yen)
Weighted Average Number of Shares Outstanding (MM)
Net Income
Net Income per Share
80
70
60
50
40
30
20
10
0
140
120
100
80
60
40
20
0
24.4
34.7
52.1
59.4
60.2
62.4
65.3
72.0
40.1
56.0
83.5
96.7
100.4
108.1
119.1
132.6
611
620
625
615
600
577
548
542
FY97
98
99
00
01
02
03
04(F)

Kao

Cash Dividends per Share



(Yen)
40
35
30
25
20
15
10
5
0
7.10 7.10 8.87 9.09 10.00 10.50 11.50 12.50 14.00 15.00 16.00 20.00 24.00 26.00 30.00 32.00 38.00
FY88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04(F)

*Impacts of share splits are retroactively reflected.

Kao

Consolidated Capital Expenditures



(Billion yen)
100
80
60
40
20
0
Parent
Subsidiaries
37.5
6.8
30.7
60.7
25.6
35.1
49.5
15.1
34.4
84.5
56.3
28.2
51.8
17.9
33.9
58.5
24.0
34.5
FY99 00 01 02 03 04(F)

Kao

Quarterly Consolidated Sales and Profit Forecast



(Billion yen)
Operating Income 2003
Operating Income 2004
Sales 2003
Sales 2004
27.3
212.4
60.5
58.0
460.0
446.9
107.0
697.1
119.7
123.0
935.0
902.6
3 months
6 months
9 months
12 months

Kao

Non-consolidated Sales and Profit Forecast

	FY2002		FY2003		FY2004(F)	
	Billion yen	% Growth	Billion yen	% Growth	Billion yen	% Growth
Sales	661.7	1.2	665.9	*1 0.6	**685.0**	2.9
Operating Income	94.4	2.2	98.3	4.2	**101.0**	2.7
[% to Sales]	[14.3]		[14.8]		[14.7]	
Ordinary Income	98.3	-0.2	105.4	7.2	**105.0**	-0.4
[% to Sales]	[14.9]		[15.8]		[15.3]	
Net Income	49.4	-10.9	61.0	23.5	**64.0**	4.8
[% to Sales]	[7.5]		[9.2]		[9.3]	
Net Income per Share (yen)	85.42	-7.4	111.19	30.2	*2 **117.88**	6.0
ROE	11.3%		14.6%		**14.5%**	
EBITDA (Operating Income + Depr. & Amort.)	136.4	0.0	139.0	1.9	**141.0**	1.4

*1 Excluding the effect of changes in the accounting system between Kao Corporation and Kao Hanbai Company, Ltd. starting from April 2003, net sales of fiscal 2003 would have increased by 3.2%.
*2 The calculation is made based on the estimated number of average shares outstanding during the fiscal year.

Kao

Exhibit A-8-2

Highlights for FY2003

April 22, 2004

Takuya Goto
President and CEO
Kao Corporation

These are the translation of materials used for the analysts meeting of April 22, 2004 in Japan.

These presentation materials are available on our website in PDF format :
http://www.kao.co.jp/e/ir_e/analystmtg/index.html

These presentation materials contain forward-looking statements that are based on management's estimates, assumptions and projections as of April 22, 2004.
Certain factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

Initiatives in FY2003

Kao

Business Portfolio for Further Growth


Sustainable increase in EVA
Profit generators
Growth drivers
✧Personal care
✧Fabric and home care
✧Feminine and baby care
✧Prestige cosmetics
✧Chemical products
✧Health care
(Functional food)
✧Asia
-Consumer products
✧North America/Europe
-Premium beauty care
Total Cost Reduction activities
Unique and innovative R&D capabilities

Kao

FY2003 Overview by Business Area


Contributing businesses
Personal care
Health care (Functional food)
Prestige cosmetics
Consumer products in North America/Europe
Chemical products
Weak performers
Fabric and home care
Feminine and baby care
Consumer products in Asia/Oceania

Kao

Growth Strategy and Initiatives in FY2003

- **Further reinforce existing businesses**
  - Strengthened hair care category with launch of *Asience* shampoo/conditioner/hair treatment
  - Created new market with *Allerclean* home hygiene spray
  - Prestige cosmetics achieved all-time records for net sales and operating income
- **Nurture new businesses**
  - Health care (Functional food)
    - Kao Health Care Research Center completed
  - Chemical products
- **Strengthen global businesses**
  - Growth of *John Frieda* hair care brand
  - Strengthened global production and sales network for chemical products

Kao

Initiatives in FY2003
- Further Reinforce Existing Businesses

✧ **Successful launch of *Asience* premium hair care brand**

- Captured market share in "Beauty" segment in addition to "Family use" and "Damaged hair" segments

⇨ ***Regained No.1 market share in the hair care category****



✧ **Created new market with *Allerclean***



- Value-added new product development to counter deflation
- Confirmed growth potential even for existing products

*Date source: Kao

7

Kao

Initiatives in FY2003
- Nurture New Businesses



✧ ***Econa Healthy* cooking oil**

- From double-digit growth to steady growth

✧ ***Healthya Green Tea***



- Net sales: Approximately 20 billion yen
- National rollout through CVS: From February 12, 2004
- Established firm market position as sugar-free tea drink labeled a Food for Specified Health Use
- Contributed to the expansion of tea drink market in Japan

✧ **Chemical products**

- Slurries for use in polishing hard disks
- Pigment auxiliary for color inkjet printer ink

8

Kao

Initiatives in FY2003 - Strengthen Global Businesses

- **Growth of *John Frieda* hair care brand**
  - Net sales: Approximately 20 billion yen
  - Double-digit top-line growth continued



- **Strengthened global production and sales network for chemical products**
  - Timely capital expenditures
    - Fatty alcohols
    - Toner and toner binder
    - Aroma chemicals
  - Strategic acquisition of an aroma chemicals business in Europe



Focal Points in FY2004

FY2004 Highlights

Our first priority is mid/long-term growth rather than short-term profit maximization

◈Net sales	935 billion yen	+3.6%
◈Operating income	123 billion yen	+2.8%
[Operating margin]	[13.2%]	
◈EPS	132.63 yen	+11.4%

Business environment

- ✧Continuing deflation in Japanese market
- ✧Intensifying competitive environment globally

Focal points

- ✧**Solidify our leading market position in Japan**
  - ➢Market share gains through aggressive and efficient investment in marketing
- ✧**Establish overseas operating base for further growth**
  - ➢Integration of management structure
  - ➢Review and development of business models

FY2004 Focal Points – Existing Businesses

- ✧ **Contribution from new/improved products**
  - ➢ Strengthen brand power
  - ➢ Added-value can be reflected in retail price



- ✧ **Expand share and activate markets through aggressive and efficient investment in marketing**

FY2004 Focal Points – *Healthya* Green Tea

Give top priority to development of "green tea" business

✧Sales target for FY2004: 40.0 billion yen

❖Completion of tea catechin refining facility* scheduled for September 2004

❋ Distribution channel expansion
❋ Product lineup extension: Hot-type drink for winter season



*In Kashima Plant (Japan)

Kao

FY2004 Focal Points – Consumer Products Business in North America/Europe

Focus on premium beauty care

✧ Reinforcement / expansion of business under Kao Brands Company*

Kao Brands Company


ban
Bioré
Curél
FRIZZ EASE
sheer blonde
brilliant brunette
JOHN FRIEDA
GUHL
Kao

✧ *John Frieda*'s new products *Brilliant Brunette* hair care

* New name of The Andrew Jergens Company from August 2004

Kao

Premium Beauty Care in North America/Europe


KPSS*
Fashion trend data
Kao/KPSS*
R&D
Kao Brands Company
Skin care (North America)
Jergens
bioré
Curél
ban
Hair care (North America)
John Frieda
Hair care (Europe)
John Frieda
Guhl
Mass channel

* KPSS: Kao Professional Salon Services GmbH

Kao

FY2004 Focal Points – China

Consumer products – Kao Corporation Shanghai

- ✧ **Review and develop a new business model suitable for China, maximizing brand power**
  - ➢ Further narrowing of selected categories
    - Skin care and sanitary napkins
  - ➢ Increase market share through a focus on selected cities
  - ➢ Establish sales system that makes optimum use of wholesale channel

Prestige cosmetics

- ✧ **Approximately 10 stores in Shanghai and neighboring areas in FY2004**
- ✧ **Target: Net sales of 1 billion yen by FY2007 (at 50 luxury department stores in large cities)**

Kao

Shareholder Returns

✧ Dividends

- Payout ratio target of 30% of consolidated net income
- Planed FY2004 per-share dividends: 38 yen
  → 15th consecutive increase in annual dividends

✧ Share repurchase

- As of March 31, 2004
  - Aggregate: 85.0 million shares/228.7 billion yen
  - Treasury stock: 52.7 million shares
    - *22.9 million shares will be used for the conversion of outstanding convertible bonds by March 2006*
    - *Share-for-share exchange to make Kao Hanbai Company, Ltd. a wholly-owned subsidiary of Kao Corporation: 5.7 million shares*
    - *Cancellation: 25.0 million shares*
- April-June 2004
  - Up to 10 million shares or 25.0 billion yen
- Proposal for the General Shareholders' Meeting in June 2004
  - Up to 20 million shares or 50 billion yen from July 2004 to June 2005

Supplementary Materials

FY2004 Focal Points – China



Kao (China) Holding Co., Ltd.
➢Strategic planning
➢Administration
Cosmetics
Consumer products
Chemical products
Prestige
Premium
Kao (China) Holding Co., Ltd.
Import/sale
Kao Corporation Shanghai
Manufacture
Kao Chemical Corporation Shanghai
Manufacture/sale
Kao Commercial (Shanghai) Co.,Ltd.
Sale
Zhongshan Kao Chemicals Limited
Manufacture/sale
Popular
Kao Transfar (Hangzhou) Co., Ltd.
Manufacture/sale

● The above chart is intended to give an overall picture of Kao's business in China and does not represent share ownership.

Kao

Review and Development of Business Model Suitable for China



Kao Corporation Shanghai
Mid-tier price products
Kao Transfar (Hangzhou)
Premium price products
Mid-tier price products
Popular price products
Wholesalers
Wholesalers
Global retailers
Local retailers
Local retailers
Improve distribution coverage while minimizing collection risk on receivables

Kao

Shareholder Returns



(Billion yen)
100.0
80.0
60.0
40.0
20.0
0.0
FY1999
FY2000
FY2001
FY2002
FY2003
FY2004(F)
52.1
59.4
72.2
94.1
65.3
95.6
40.9
42.3
60.2
62.4
54.6
72.0
29.5
28.6
56.7
77.1
36.7
75.0*
11.4
13.7
15.5
17.0
17.9
20.6
Cash dividends
Share repurchase
Net income

* Maximum 25 billion yen for the Apr.-Jun. 2004 period (announced in March 2004) + maximum 50 billion yen for the Jul 2004-Jun 2005 period (proposal for General Shareholders' Meeting in June 2004)



(Yen)
Increase in cash dividends per share to FY2004 (planed): 15th consecutive year
8.0
8.2
8.2
10.0
10.0
10.0
10.5
11.5
12.5
14.0
15.0
16.0
20.0
24.0
26.0
30.0
32.0
38.0
7.1
7.1
7.1
8.9
9.1
10.0
10.5
11.5
12.5
14.0
15.0
16.0
20.0
24.0
26.0
30.0
32.0
38.0
FY87
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04 F

Note: Figures in italic have been adjusted for stock splits

Kao

Kao